CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2023 AND 2022

(UNAUDITED)

925 West Georgia Street, Suite 1800, Vancouver, B.C., Canada V6C 3L2 Phone: 604.688.3033 | Fax: 604.639.8873| Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com www.firstmajestic.com

Management’s Responsibilities over Financial Reporting

The condensed interim consolidated financial statements of First Majestic Silver Corp. (the “Company”) are the responsibility of the Company’s management. The condensed interim consolidated financial statements are prepared in accordance with International Accounting Standard 34, "Interim Financial Reporting", as issued by the International Accounting Standards Board and reflect management’s best estimates and judgment based on information currently available.

Management has developed and maintains a system of internal controls to ensure that the Company’s assets are safeguarded, transactions are authorized and properly recorded, and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfills its responsibilities. The Audit Committee reviews the results of the condensed interim consolidated financial statements prior to their submission to the Board of Directors for approval.

The condensed interim consolidated financial statements have not been audited.

/s/ Keith Neumeyer	/s/ David Soares
Keith Neumeyer	David Soares, CPA, CA
President & CEO	Chief Financial Officer
November 1, 2023	November 1, 2023

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2023 AND 2022
Condensed Interim Consolidated Financial Statements - Unaudited	(In thousands of US dollars, except share and per share amounts)

The Condensed Interim Consolidated Statements of Earnings (Loss) provide a summary of the Company’s financial performance and net earnings or loss over the reporting periods.

		Three Months Ended September 30,		Nine Months Ended September 30,
	Note	2023	2022	2023	2022

Revenues	5	$133,211	$159,751	$436,855	$476,032
Mine operating costs
Cost of sales	6	92,187	120,707	320,662	345,539
Cost of sales - standby costs	6	—	—	13,438	—
Depletion, depreciation and amortization		27,998	35,707	95,014	100,475
		120,185	156,414	429,114	446,014

Mine operating earnings		13,026	3,337	7,741	30,018

General and administrative expenses	7	10,439	8,545	30,560	28,207
Share-based payments		2,762	3,305	10,711	11,113
Mine holding costs	8	7,243	3,690	14,750	9,285
Write down on asset held-for-sale	14	—	—	7,229	—
Restructuring costs		6,428	—	6,428	—
Impairment (reversal) of non-current asset	18	—	—	125,200	(7,585)
Loss on sale of mining interest	14	1,646	—	3,024	—
Foreign exchange loss (gain)		2,642	3,076	(8,953)	3,353
Operating loss		(18,134)	(15,279)	(181,208)	(14,355)
Investment and other income (loss)	9	1,275	360	8,144	(926)
Finance costs	10	(6,739)	(5,236)	(19,688)	(14,661)
Loss before income taxes		(23,598)	(20,155)	(192,752)	(29,942)

Income taxes
Current income tax (recovery) expense		(178)	14,270	5,235	51,212
Deferred income tax expense (recovery)		3,729	(13,733)	(52,644)	16,303
		3,551	537	(47,409)	67,515

Net loss for the period		($27,149)	($20,692)	($145,343)	($97,457)

Loss per common share
Basic	11	($0.09)	($0.08)	($0.52)	($0.37)
Diluted	11	($0.09)	($0.08)	($0.52)	($0.37)

Weighted average shares outstanding
Basic	11	286,921,720	262,865,860	280,758,404	261,925,327
Diluted	11	286,921,720	262,865,860	280,758,404	261,925,327
Approved and authorized by the Board of Directors for issuance on November 1, 2023

/s/ Keith Neumeyer	/s/ Colette Rustad
Keith Neumeyer, Director	Colette Rustad, Director

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2023 Third Quarter Report	Page 1

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2023 AND 2022
Condensed Interim Consolidated Financial Statements - Unaudited	(In thousands of US dollars, except share and per share amounts)

The Condensed Interim Consolidated Statements of Comprehensive Income (Loss) provide a summary of total comprehensive earnings or loss and summarizes items recorded in other comprehensive income that may or may not be subsequently reclassified to profit or loss depending on future events.

	Note	Three Months Ended September 30,		Nine Months Ended September 30,
		2023	2022	2023	2022

Net loss for the period		($27,149)	($20,692)	($145,343)	($97,457)

Other comprehensive earnings
Items that will not be subsequently reclassified to net loss:
Unrealized loss on fair value of investments in marketable securities, net of tax	13(b)	(10,449)	(1,014)	(25,346)	(9,120)
Realized loss on investments in marketable securities, net of tax	13(b)	(579)	—	(579)	482

Other comprehensive loss		(11,028)	(1,014)	(25,925)	(8,638)

Total comprehensive loss		($38,177)	($21,706)	($171,268)	($106,095)

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2023 Third Quarter Report	Page 2

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2023 AND 2022
Condensed Interim Consolidated Financial Statements - Unaudited	(In thousands of US dollars)

The Condensed Interim Consolidated Statements of Cash Flows provide a summary of movements in cash and cash equivalents during the reporting periods by classifying them as operating, investing or financing activities.

		Three Months Ended September 30,		Nine Months Ended September 30,
	Note	2023	2022	2023	2022
Operating Activities
Net loss for the period		($27,149)	($20,692)	($145,343)	($97,457)
Adjustments for:
Depletion, depreciation and amortization		28,363	36,127	96,158	101,707
Share-based payments		2,793	3,305	10,470	11,113
Income tax expense (recovery)		3,551	537	(47,409)	67,515
Finance costs	10	6,739	5,236	19,688	14,661
Write down on asset held-for-sale	14	—	—	7,229	—
Unrealized loss (gain) from marketable securities and silver futures derivatives		254	152	(3,203)	1,113
Loss on sale of mining interest	14	2,221	—	3,024	—
Impairment (reversal) of non-current asset	18	—	—	125,200	(7,585)
Other		(2,639)	3,027	(2,937)	4,958
Operating cash flows before non-cash working capital and taxes		14,133	27,692	62,877	96,025
Net change in non-cash working capital items	25	7,967	43,004	(5,016)	(1,261)
Income taxes paid		(2,120)	(4,713)	(22,172)	(61,018)
Cash generated by operating activities		19,980	65,983	35,689	33,746

Investing Activities
Expenditures on mining interests		(23,584)	(36,996)	(95,633)	(118,343)
Acquisition of property, plant and equipment		(9,966)	(19,495)	(24,813)	(43,939)
Deposits paid for acquisition of non-current assets		882	2,104	(2,250)	(2,775)
Other	25	25	344	211	4,186
Cash used in investing activities		(32,643)	(54,043)	(122,485)	(160,871)

Financing Activities
Proceeds from prospectus offering, net of share issue costs	23(a)	(174)	(315)	92,092	30,265
Proceeds from exercise of stock options		306	1,263	1,548	4,556
Repayment of lease liabilities	22	(4,104)	(4,080)	(11,061)	(10,078)
Finance costs paid		(2,827)	(1,335)	(6,564)	(2,023)
Proceeds from debt facilities	21(b)	—	30,000	—	30,000
Dividends declared and paid	23(g)	(1,466)	(1,597)	(4,550)	(5,231)
Shares repurchased and cancelled	23(f)	—	(655)	—	(655)
Cash (used in) provided by financing activities		(8,265)	23,281	71,465	46,834

Effect of exchange rate on cash and cash equivalents held in foreign currencies		(976)	(3,524)	2,228	(3,547)
(Decrease) increase in cash and cash equivalents		(20,928)	35,221	(15,331)	(80,291)
Cash and cash equivalents, beginning of the period		160,239	117,721	151,438	237,926
Cash and cash equivalent reclassified as held for sale		—	(599)	—	(5,269)
Cash and cash equivalents, end of period		$138,335	$148,819	$138,335	$148,819

Supplemental cash flow information	25

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2023 Third Quarter Report	Page 3

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS AT SEPTEMBER 30, 2023 AND DECEMBER 31, 2022
Condensed Interim Consolidated Financial Statements - Unaudited	(In thousands of US dollars)
The Condensed Interim Consolidated Statements of Financial Position provides a summary of assets, liabilities and equity, as well as their current versus non-current nature, as at the reporting date.

	Note	September 30, 2023	December 31, 2022
Assets

Current assets
Cash and cash equivalents		$138,335	$151,438
Trade and other receivables		9,132	8,598
Value added taxes receivable	24(c)	25,457	32,618
Inventories	12	60,563	64,761
Other financial assets	13	55,109	34,528
Prepaid expenses and other		9,666	5,617
Assets held-for-sale	14	—	72,729
Total current assets		298,262	370,289

Non-current assets
Mining interests	15	1,001,972	1,061,124
Property, plant and equipment	16	406,491	451,335
Right-of-use assets	17	27,848	26,649
Deposits on non-current assets		7,298	6,003
Non-current restricted cash	19	118,990	125,193
Non-current value added taxes receivable	24(c)	13,575	12,354
Deferred tax assets		77,919	57,062
Total assets		$1,952,355	$2,110,009

Liabilities and Equity

Current liabilities
Trade and other payables	20	$79,411	$115,120
Unearned revenue	5	3,714	3,383
Current portion of debt facilities	21	567	551
Current portion of lease liabilities	22	16,756	13,827
Liabilities relating to assets held-for-sale	14	—	16,278
Income taxes payable		15	18,240
Total current liabilities		100,463	167,399

Non-current liabilities
Debt facilities	21	216,638	209,811
Lease liabilities	22	21,284	23,756
Decommissioning liabilities		155,199	149,017
Other liabilities		6,182	5,655
Non-current income taxes payable		22,640	20,605
Deferred tax liabilities		90,368	122,468
Total liabilities		$612,774	$698,711

Equity
Share capital		1,877,795	1,781,280
Equity reserves		80,575	98,914
Accumulated deficit		(618,789)	(468,896)
Total equity		$1,339,581	$1,411,298
Total liabilities and equity		$1,952,355	$2,110,009

Commitments (Note 15); Contingencies (Note 26); Subsequent event (Note 27)

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2023 Third Quarter Report	Page 4

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2023 AND 2022
Condensed Interim Consolidated Financial Statements - Unaudited	(In thousands of US dollars, except share and per share amounts)
The Condensed Interim Consolidated Statements of Changes in Equity summarizes movements in equity, including common shares, share capital, equity reserves and retained earnings or accumulated deficit.

	Share Capital		Equity Reserves				Accumulated deficit
	Shares	Amount	Share-based payments(a)	Other comprehensive income(loss)(b)	Equity component of convertible debenture(c)	Total equity reserves		Total equity
Balance at December 31, 2021	260,050,658	$1,659,781	$101,385	($6,387)	$3,945	$98,943	($347,753)	$1,410,971
Net loss for the period	—	—	—	—	—	—	(97,457)	(97,457)
Other comprehensive loss	—	—	—	(8,638)	—	(8,638)	—	(8,638)
Total comprehensive loss	—	—	—	(8,638)	—	(8,638)	(97,457)	(106,095)
Share-based payments	—	—	11,015	—	—	11,015	—	11,015
Shares issued for:
Prospectus offerings (Note 23(a))	2,318,497	30,265	—	—	—	—	—	30,265
Exercise of stock options (Note 23(b))	592,748	6,712	(2,156)	—	—	(2,156)	—	4,556
Settlement of restricted share units (Note 23(c))	86,267	1,116	(1,370)	—	—	(1,370)	—	(254)
Shares repurchased and cancelled (Note 23(f))	(100,000)	(655)	—	—	—	—	—	(655)
Dividend declared and paid (Note 23(g))	—	—	—	—	—	—	(5,231)	(5,231)
Balance at September 30, 2022	262,948,170	$1,697,219	$108,874	($15,025)	$3,945	$97,794	($450,441)	$1,344,572

Balance at December 31, 2022	272,577,979	$1,781,280	$110,895	($15,926)	$3,945	$98,914	($468,896)	$1,411,298
Net loss for the period	—	—	—	—	—	—	(145,343)	(145,343)
Other comprehensive loss	—	—	—	(25,925)	—	(25,925)	—	(25,925)
Total comprehensive loss	—	—	—	(25,925)	—	(25,925)	(145,343)	(171,268)
Share-based payments	—	—	10,470	—	—	10,470	—	10,470
Shares issued for:
Prospectus offerings (Note 23(a))	13,919,634	92,092	—	—	—	—	—	92,092
Exercise of stock options (Note 23(b))	242,500	2,308	(760)	—	—	(760)	—	1,548
Settlement of restricted and deferred share units (Note 23(c) and 23(e))	192,998	2,115	(2,124)	—	—	(2,124)	—	(9)
Dividend declared (Note 23(g))	—	—	—	—	—	—	(4,550)	(4,550)
Balance at September 30, 2023	286,933,111	$1,877,795	$118,481	($41,851)	$3,945	$80,575	($618,789)	$1,339,581

(a)Share-based payments reserve records the cumulative amount recognized under IFRS 2 share-based payments in respect of stock options granted, restricted share units, deferred share units and shares purchase warrants issued but not exercised or settled to acquire shares of the Company.
(b)Other comprehensive income reserve principally records the unrealized fair value gains or losses related to fair value through other comprehensive income ("FVTOCI") of financial instruments and re-measurements arising from actuarial gains or losses and return on plan assets in relation to San Dimas' retirement benefit plan.
(c)Equity component of convertible debenture reserve represents the estimated fair value of its conversion option of $42.3 million, net of deferred tax effect of $11.4 million. This amount is not subsequently remeasured and will remain in equity until the conversion option is exercised, in which case, the balance recognized in equity will be transferred to share capital. Where the conversion option remains unexercised at the maturity date of the convertible note, the balance will remain in equity reserves.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2023 Third Quarter Report	Page 5

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

1. NATURE OF OPERATIONS

First Majestic Silver Corp. (the “Company” or “First Majestic”) is in the business of production, development, exploration, and acquisition of mineral properties with a focus on silver and gold production in North America. The Company owns three producing mines in Mexico consisting of the San Dimas Silver/Gold Mine, the Santa Elena Silver/Gold Mine and the La Encantada Silver Mine. The Company also owns the Jerritt Canyon Gold Mine in Nevada, USA which has been placed on temporary suspension as of March 20, 2023 to focus on exploration, definition, and expansion of the mineral resources and optimization of mine planning and plant operations. In addition, the Company owns two mines in suspension: the San Martin Silver Mine and the Del Toro Silver Mine, and several exploration stage projects.

First Majestic is incorporated in Canada with limited liability under the legislation of the Province of British Columbia and is publicly listed on the New York Stock Exchange under the symbol “AG”, on the Toronto Stock Exchange under the symbol “FR” and on the Frankfurt Stock Exchange under the symbol “FMV”. The Company’s head office and principal address is located at 925 West Georgia Street, Suite 1800, Vancouver, British Columbia, Canada, V6C 3L2.

2. BASIS OF PRESENTATION

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting” of the International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). These condensed interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements as at and for the year ended December 31, 2022, as some disclosures from the annual consolidated financial statements have been condensed or omitted.

These condensed interim consolidated financial statements have been prepared on a historical cost basis except for certain items that are measured at fair value including derivative financial instruments (Note 24) and marketable securities (Note 13). All dollar amounts presented are in thousands of United States dollars unless otherwise specified.

These condensed interim consolidated financial statements incorporate the financial statements of the Company and its controlled subsidiaries. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany balances, transactions, income and expenses are eliminated on consolidation.

These condensed interim consolidated financial statements were prepared using accounting policies consistent with those in the audited consolidated financial statements as at and for the year ended December 31, 2022 except as outlined in Note 3.

3. MATERIAL ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS

The Company’s management makes judgments in its process of applying the Company’s accounting policies in the preparation of its unaudited condensed interim consolidated financial statements. In addition, the preparation of the financial data requires that the Company’s management make assumptions and estimates of the impacts of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting impacts on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

In preparing the Company’s unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2023, the Company applied the accounting policies, critical judgments and estimates disclosed in Note 3 of its audited consolidated financial statements for the year ended December 31, 2022 and the following accounting policies, critical judgments and estimates in applying accounting policies:

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2023 Third Quarter Report	Page 6

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
3. MATERIAL ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS (continued)

Assets and liabilities held-for-sale:
Accounting Policy:
A non-current asset or disposal group of assets and liabilities ("disposal group") is classified as held-for-sale, if its carrying amount will be recovered principally through a sale transaction rather than through continuing use, and when the following criteria are met:
(i) The non-current asset or disposal group is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets or disposal groups; and
(ii) The sale of the non-current asset or disposal group is highly probable. For the sale to be highly probable:
•The appropriate level of management must be committed to a plan to sell the asset or disposal group;
•An active program to locate a buyer and complete the plan must have been initiated;
•The non-current asset or disposal group must be actively marketed for sale at a price that is reasonable in relation to its current fair value;
•The sale should be expected to qualify for recognition as a completed sale within one year from the date of classification as held for sale (with certain exceptions); and
•Actions required to complete the plan should indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

Non-current assets and disposal groups are classified as held for sale from the date these criteria are met and are measured at the lower of the carrying amount and fair value less costs to sell ("FVLCTS"). If the FVLCTS is lower than the carrying amount, an impairment loss is recognized in net earnings. Upon classification as held for sale, non-current assets are no longer depreciated.

Significant estimates and judgements:
In determining the probability of the sale being completed within a year, management has considered a number of factors including necessary approvals from management, the Board of Directors, regulators and shareholders.

Critical Judgements and Estimates
Investments in Associates and Joint Ventures

As a result of the sale of the La Guitarra Mine and the La Parrilla Mine, the Company is a material shareholder of Sierra Madre Gold and Silver Ltd. ("Sierra Madre") and of Golden Tag Resources Ltd. ("Golden Tag"). Judgement is needed to assess whether the Company’s interest in an investee meets the definition of having significant influence and therefore requires to be accounted for under the equity method.

In making a judgement of whether the Company has significant influence over the entity, management has evaluated the ownership percentage as well as other qualitative factors including but not limited to representation on the Board of Directors, participation in operational or financial policy-making processes, material transactions between the Company and the investee, interchange of managerial personnel, provision of technical information and the nature of potential voting rights.

As part of this assessment, management has considered that until such time that the Company holds less than 19.9% of the outstanding shares, the Company has agreed to vote in the manner recommended by the Board of Directors of each of Sierra Madre and Golden Tag.

Based on the qualitative factors noted above, the restrictions imposed on voting rights, and the lack of rights to have or appoint members to the Board, the Company has determined that significant influence does not exist despite holding a 48% interest in Sierra Madre and a 41% interest in Golden Tag. The Company began accounting for the shares received from Sierra Madre and the shares and warrants received from Golden Tag as an equity security at FVTOCI.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2023 Third Quarter Report	Page 7

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
3. MATERIAL ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS (continued)
Critical Judgements and Estimates (continued)
Impairment of non-current asset
Once an indicator of impairment is identified, significant judgement is required to determine the recoverable amounts of the Company's mining interests. Following the temporary suspension of operations at Jerritt Canyon, the Company has determined that there was an indicator of impairment. The Company determined that the value of the cash generating unit ("CGU") can be estimated using the market approach, based on the implied value per in-situ ounce of the property, rather than from the future cash flows from continuing operations.

In estimating the fair value less costs of disposal ("FVLCD"), the Company took into account the consideration paid in recent transactions for comparable Companies and benchmarked the value per in-situ ounce at Jerritt Canyon against these transactions. The Company concluded that the resulting measurement is more representative of the fair value of the CGU in the circumstances existing at the end of the current period.

New and amended IFRS standards that are effective for the current year:

In the current year, the Company has applied the below amendments to IFRS Standards and Interpretations issued by the IASB that were effective for annual periods that begin on or after January 1, 2023. Their adoption has not had any material impact on the disclosures or on the amounts reported in these financial statements.

Amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2 Making Materiality Judgments—Disclosure of Accounting Policies

The amendments change the requirements in IAS 1 with regard to disclosure of accounting policies. The amendments replace all instances of the term "significant accounting policies" with "material accounting policy information." Accounting policy information is material if, when considered together with other information included in an entity’s financial statements, it can reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements.

The supporting paragraphs in IAS 1 are also amended to clarify that accounting policy information that relates to immaterial transactions, other events or conditions is immaterial and need not be disclosed. Accounting policy information may be material because of the nature of the related transactions, other events or conditions, even if the amounts are immaterial. However, not all accounting policy information relating to material transactions, other events or conditions is itself material. The International Accounting Standards Board ("IASB") has also developed guidance and examples to explain and demonstrate the application of the ‘four-step materiality process’ described in IFRS Practice Statement 2.

The amendments were applied effective January 1, 2023 and did not have a material impact on the Company's interim consolidated financial statements.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2023 Third Quarter Report	Page 8

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
3. MATERIAL ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS (continued)
New and amended IFRS standards that are effective for the current year (continued)
Amendments to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors—Definition of Accounting Estimates

The amendments replace the definition of a change in accounting estimates with a definition of accounting estimates. Under the new definition, accounting estimates are “monetary amounts in financial statements that are subject to measurement uncertainty.”

The definition of a change in accounting estimates was deleted. However, the Board retained the concept of changes in accounting estimates in the Standard with the following clarifications:

• A change in accounting estimate that results from new information or new developments is not the correction of an error

• The effects of a change in an input or a measurement technique used to develop an accounting estimate are changes in accounting estimates if they do not result from the correction of prior period errors

The amendments were applied effective January 1, 2023 and did not have a material impact on the Company's interim consolidated financial statements.

Deferred Tax Related to Assets and Liabilities Arising from a Single Transaction (Amendments to IAS 12)
The amendments clarify that companies are required to recognize deferred taxes on transactions where both assets and liabilities are recognized, such as with leases and decommissioning liabilities. The amendments were applied effective January 1, 2023 and did not have a material impact on the Company's interim consolidated financial statements.

Future Changes in Accounting Policies Not Yet Effective in the Current Period

At the date of authorization of these financial statements, the Company has not applied the following new and revised IFRS Accounting Standards that have been issued but are not yet effective. Management does not expect that the adoption of the Standards listed below will have a material impact on the financial statements of the Company in future periods, except if indicated.

Classification of Liabilities as Current or Non-Current with Covenants (Amendments to IAS 1)

The amendments aim to promote consistency in applying the requirements by helping companies determine whether, in the statement of financial position, debt and other liabilities with an uncertain settlement date should be classified as current (due or potentially due to be settled within one year) or non-current.

In addition, the amendment requires entities to disclose information to enable users of the financial statements to understand the risk that non-current liabilities with covenants could become repayable within twelve months. The amendments are applied on or after the first annual reporting period beginning on or after January 1, 2024, with early application permitted. This amendment is not expected to have a material impact on the Company’s consolidated financial statements.

Lease Liability in a Sale and Leaseback (Amendments to IFRS 16)

The amendments require a seller-lessee to subsequently measure lease liabilities arising from a leaseback in a way that it does not recognize any amount of the gain or loss that relates to the right of use it retains. The new requirements do not prevent a seller-lessee from recognizing in profit or loss any gain or loss relating to the partial or full termination of a lease. A seller-lessee applies the amendments retrospectively in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors to sale and leaseback transactions entered into after the date of initial application.

The amendments are effective for annual reporting periods beginning on or after January 1, 2024 although earlier application is permitted. This amendment is not expected to have a material impact on the Company's consolidated financial statements.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2023 Third Quarter Report	Page 9

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
4. SEGMENTED INFORMATION

All of the Company’s operations are within the mining industry and its major products are precious metals doré which are refined or smelted into pure silver and gold and sold to global metal brokers. Transfer prices between reporting segments are set on an arms-length basis in a manner similar to transactions with third parties. Coins and bullion cost of sales are based on transfer prices.

An operating segment is defined as a component of the Company that:

•engages in business activities from which it may earn revenues and incur expenses;
•whose operating results are reviewed regularly by the entity’s chief operating decision maker; and
•for which discrete financial information is available.

For the nine months ended September 30, 2023, the Company's significant operating segments include its three operating mines in Mexico, the Jerritt Canyon Gold Mine in Nevada, United States and its "non-producing properties" in Mexico which include the Del Toro and San Martin mines, which have been placed on suspension. The Jerritt Canyon Gold mine has been placed on temporary suspension as of March 20, 2023 to focus on exploration, definition, and expansion of the mineral resources and optimization of mine planning and plant operations. “Others” consists primarily of the Company’s corporate assets including cash and cash equivalents, other development and exploration properties (Note 15), debt facilities (Note 21), coins and bullion sales, and corporate expenses which are not allocated to operating segments. The Company’s chief operating decision maker (“CODM”) evaluates segment performance based on mine operating earnings. Therefore, other income and expense items are not allocated to the segments.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2023 Third Quarter Report	Page 10

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
4. SEGMENTED INFORMATION (continued)

Significant information relating to the Company’s reportable operating segments is summarized in the tables below:

Three Months Ended September 30, 2023 and 2022		Revenue	Cost of sales	Depletion, depreciation, and amortization	Mine operating earnings (loss)	Capital expenditures
Mexico
San Dimas	2023	$55,828	$43,903	$12,261	($336)	$13,547
	2022	62,781	33,676	12,290	16,815	11,626
Santa Elena(2)	2023	61,313	31,441	10,398	19,474	12,287
	2022	53,156	30,288	7,805	15,063	9,594
La Encantada	2023	13,756	15,347	3,040	(4,631)	1,614
	2022	14,817	12,088	2,241	488	2,240
Non-producing Properties	2023	—	—	69	(69)	373
	2022	—	—	95	(95)	274
United States
Jerritt Canyon(2)	2023	706	580	1,602	(1,476)	2,831
	2022	27,281	43,627	12,639	(28,985)	28,570
Others(1)	2023	1,608	916	628	64	1,551
	2022	5,387	3,445	637	1,305	5,819
Intercompany elimination	2023	—	—	—	—	—
	2022	(3,671)	(2,417)	—	(1,254)	—
Consolidated	2023	$133,211	$92,187	$27,998	$13,026	$32,203
	2022	$159,751	$120,707	$35,707	$3,337	$58,123
(1) The "Others" segment includes revenues of $1.6 million (2022 - $5.4 million) from coins and bullion sales of 61,444 silver ounces (2022 - 263,380) at an average price of $26.17 per ounce (2022 - $24.61).
(2) Santa Elena and Jerritt Canyon have incurred mine holding costs related to care and maintenance and temporary suspension activities (Note 8).

During the three months ended September 30, 2023, the Company had three (September 30, 2022 - three) customers that accounted for 99% (September 30, 2022 - 99%) of its sales revenue, with one major metal broker accounting for 94% of total revenue (September 30, 2022 - 93%).

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2023 Third Quarter Report	Page 11

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
4. SEGMENTED INFORMATION (continued)

Nine Months Ended September 30, 2023 and 2022		Revenue	Cost of sales	Depletion, depreciation, and amortization	Mine operating earnings (loss)	Capital expenditures
Mexico
San Dimas	2023	$183,973	$128,687	$37,888	$17,398	$35,844
	2022	178,977	98,511	34,611	45,855	38,885
Santa Elena(3)	2023	152,810	84,180	28,852	39,778	39,245
	2022	145,374	82,503	20,117	42,754	36,105
La Encantada	2023	51,789	42,244	9,058	487	5,489
	2022	51,647	33,819	6,353	11,475	7,178
Non-producing Properties	2023	—	—	240	(240)	627
	2022	—	—	303	(303)	686
United States
Jerritt Canyon (2)(3)	2023	40,475	74,294	17,006	(50,825)	25,630
	2022	100,565	130,981	37,061	(67,477)	71,548
Others(1)	2023	7,808	4,695	1,970	1,143	2,583
	2022	12,309	7,302	2,030	2,977	20,695
Intercompany elimination	2023	—	—	—	—	—
	2022	(12,840)	(7,577)	—	(5,263)	—
Consolidated	2023	$436,855	$334,100	$95,014	$7,741	$109,418
	2022	$476,032	$345,539	$100,475	$30,018	$175,097
(1) The "Others" segment includes revenues of $7.8 million (2022 - $12.3 million) from coins and bullion sales of 300,587 silver ounces (2022 - 512,078) at an average price of $25.97 per ounce (2022 - $24.04).
(2) Cost of Sales for Jerritt Canyon is inclusive of one time standby costs (Note 6).
(3) Santa Elena and Jerritt Canyon have incurred mine holding costs related to care and maintenance and temporary suspension activities (Note 8).

During the nine months ended September 30, 2023, the Company had three (September 30, 2022 - three) customers that accounted for 98% (September 30, 2022 - 97%) of its sales revenue, with one major metal broker accounting for 94% of total revenue (September 30, 2022 - 93%).

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2023 Third Quarter Report	Page 12

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
4. SEGMENTED INFORMATION (continued)

At September 30, 2023 and December 31, 2022		Mining Interests		Property, plant and equipment	Total mining assets	Total assets	Total liabilities
		Producing	Exploration
Mexico
San Dimas	2023	$232,774	$21,495	$90,013	$344,282	$568,098	$84,726
	2022	211,658	38,831	94,377	344,866	489,970	76,835
Santa Elena	2023	122,590	49,014	94,924	266,528	355,181	82,124
	2022	110,094	41,731	99,979	251,804	295,489	79,295
La Encantada	2023	23,300	4,246	26,458	54,004	110,700	26,824
	2022	23,496	4,935	24,422	52,853	106,008	30,601
Non-producing Properties	2023	62,414	14,394	17,909	94,716	142,679	17,374
	2022	62,414	13,781	18,195	94,390	206,796	33,391
United States
Jerritt Canyon	2023	353,687	82,316	134,645	570,648	604,793	158,195
	2022	425,158	93,680	166,778	685,617	756,062	226,814
Others	2023	—	35,742	42,543	78,285	170,904	243,531
	2022	—	35,346	47,584	82,930	255,684	251,775
Consolidated	2023	$794,765	$207,207	$406,491	$1,408,463	$1,952,355	$612,774
	2022	$832,820	$228,304	$451,335	$1,512,459	$2,110,009	$698,711

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2023 Third Quarter Report	Page 13

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
5. REVENUES

The majority of the Company’s revenues are from the sale of precious metals contained in doré form. The Company’s primary products are precious metals of silver and gold. Revenues from the sale of metal, including by-products, are recorded net of smelting and refining costs.

Revenues for the period are summarized as follows:

	Three Months Ended September 30,				Nine Months Ended September 30,
	2023		2022		2023		2022
Gross revenue from payable metals:
Silver	$59,021	44%	$56,743	35%	$186,998	43%	$180,988	38%
Gold	74,777	56%	103,736	65%	251,711	57%	297,073	62%
Gross revenue	133,798	100%	160,479	100%	438,709	100%	478,061	100%
Less: smelting and refining costs	(587)		(728)		(1,854)		(2,029)
Revenues	$133,211		$159,751		$436,855		$476,032

As at September 30, 2023, the Company had $3.7 million of unearned revenue (December 31, 2022 - $3.4 million) that has not satisfied performance obligations.

(a)Gold Stream Agreement with Sandstorm Gold Ltd.
The Santa Elena mine is subject to a gold streaming agreement with Sandstorm Gold Ltd. (“Sandstorm”), which requires the Company to sell to Sandstorm 20% of its gold production over the life of mine from its leach pad and a designated area of its underground operations at the Santa Elena mine. The selling price to Sandstorm is the lesser of the prevailing market price or $450 per ounce, subject to 1% annual inflation. During the three and nine months ended September 30, 2023, the Company delivered nil and 1,071 ounces (2022 - 484 and 1,968 ounces) of gold to Sandstorm at an average price of $nil and $473 per ounce (2022 - $473 and $471 per ounce).

(b)    Net Smelter Royalty
The Santa Elena mine has a net smelter royalty ("NSR") agreement with Orogen Royalties Inc. that requires a 2% NSR from the production of the Ermitaño property. In addition, there is an underlying NSR royalty where Osisko Gold Royalties Ltd. retains a 2% NSR from the sale of mineral products extracted from the Ermitaño property. For the three and nine months ended September 30, 2023, the Company has incurred $2.3 million and $5.9 million (2022 - $1.6 million and $4.1 million) in NSR payments from the production of Ermitaño.
In 2022, the Company sold a portfolio of its existing royalty interests to Metalla Royalty and Streaming Limited. The agreement requires a 100% royalty for the first 1,000 ounces of gold produced annually from the La Encantada property. For the three and nine months ended September 30, 2023, the Company has incurred $0.2 and $0.4 million (2022 - $nil and $nil) in NSR payments from production at La Encantada.

(c) Gold Stream Agreement with Wheaton Precious Metals Corporation

In 2018, the San Dimas mine entered into a purchase agreement with Wheaton Precious Metals International ("WPMI"), a wholly owned subsidiary of Wheaton Precious Metals Corp., which entitles WPMI to receive 25% of the gold equivalent production (based on a fixed exchange ratio of 70 silver ounces to 1 gold ounce) at San Dimas in exchange for ongoing payments equal to the lesser of $600 (subject to a 1% annual inflation adjustment) and the prevailing market price for each gold equivalent ounce delivered. Should the average gold to silver ratio over a six-month period exceed 90:1 or fall below 50:1, the fixed exchange ratio would be increased to 90:1 or decreased to 50:1, respectively. The fixed gold to silver exchange ratio as of September 30, 2023, was 70:1.

During the three and nine months ended September 30, 2023, the Company delivered 9,695 and 31,700 ounces (2022 - 10,196 and 30,898 ounces) of gold to WPM at $631 and $628 per ounce (2022 - $624 and $622 per ounce).

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2023 Third Quarter Report	Page 14

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
6. COST OF SALES

Cost of sales excludes depletion, depreciation and amortization and are costs that are directly related to production and generation of revenues at the operating segments. Significant components of cost of sales are comprised of the following:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
Consumables and materials	$22,620	$27,831	$69,576	$79,738
Labour costs	47,427	57,976	164,118	168,584
Energy	8,810	14,354	32,786	40,447
Maintenance	1,725	2,301	4,995	7,301
Assays and labwork	765	1,659	2,506	4,451
Insurance	934	1,099	2,925	3,301
Other costs(1)	2,041	7,770	11,982	16,635
Production costs	$84,322	$112,990	$288,888	$320,457
Transportation and other selling costs	533	761	2,337	2,045
Workers' participation costs	3,978	2,340	13,902	9,581
Environmental duties and royalties	3,153	2,777	9,142	8,424
Finished goods inventory changes	201	1,731	6,393	1,807
Other(2)	—	108	—	3,225
Cost of Sales	$92,187	$120,707	$320,662	$345,539

Cost of Sales - Standby Costs(3)	$—	$—	$13,438	$—
(1) Other costs include inventory write-downs at La Encantada resulting from heightened costs due to lower grades, recoveries and throughput which lowered performance, stockpile and work-in-process inventory changes, land access payments as well as services related to travel and medical testing. The inventory write-downs during the three and nine months ended September 30, 2023 totaled $1.0 million and $14.8 million (2022 - $8.1 million and $14.4 million) and related to inventory at La Encantada during the quarter and both La Encantada and Jerritt Canyon during the year.
(2) Other includes $3.1 million in costs that were incurred during the second quarter of 2022 as a result of marginal ore material that was processed to keep the mill running at minimum feed requirements to perform government mandated air compliance test work at the Jerritt Canyon Gold mine.
(3) Cost of sales for the three and nine months ended September 30, 2023 included one time standby costs of $nil and $13.4 million primarily related to direct severance and demobilization costs at the Jerritt Canyon mine following the temporary suspension announced on March 20, 2023.

7. GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses are incurred to support the administration of the business that are not directly related to production. Significant components of general and administrative expenses are comprised of the following:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
Corporate administration	$2,178	$2,330	$6,761	$6,625
Salaries and benefits	4,827	3,930	14,609	13,116
Audit, legal and professional fees	2,725	1,306	7,015	5,941
Filing and listing fees	150	324	464	638
Directors' fees and expenses	194	235	567	655
Depreciation	365	420	1,144	1,232
	$10,439	$8,545	$30,560	$28,207

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2023 Third Quarter Report	Page 15

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
8. MINE HOLDING COSTS

The Company’s mine holding costs are primarily comprised of labour costs associated with care and maintenance staff, electricity, security, environmental and community support costs for the following mines which are currently under temporary suspension:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
La Parrilla(1)	$564	$994	$3,477	$2,609
Del Toro	869	553	2,192	1,779
San Martin	170	1,177	813	2,763
La Guitarra(1)	—	966	514	2,134
Santa Elena (2)	930	—	2,182	—
Jerritt Canyon	4,710	—	5,572	—
	$7,243	$3,690	$14,750	$9,285
(1) The La Guitarra and the La Parrilla mines, previously classified as an asset held-for-sale ("AHFS"), were sold during the first quarter and the third quarter of 2023, respectively (Note 14).
(2) During 2023, the Company will be processing ore solely from the Ermitaño mine which is part of the Santa Elena operations. During the three and nine months ended September 30, 2023, the Company has incurred $0.9 million and $2.2 million (2022 - $nil and $nil) in holding costs relating to care and maintenance charges for the Santa Elena mine.

9. INVESTMENT AND OTHER INCOME (LOSS)

The Company’s investment and other income (loss) are comprised of the following:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
Gain from investment in silver futures derivatives	$434	$287	$4,825	$3,175
Loss from investment in marketable securities (Note 13(a))	(685)	(441)	(1,619)	(4,290)
Interest income and other	1,526	514	4,938	189
	$1,275	$360	$8,144	($926)

10. FINANCE COSTS

Finance costs are primarily related to interest and accretion expense on the Company’s debt facilities, lease liabilities and accretion of decommissioning liabilities. The Company’s finance costs in the periods are summarized as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
Debt facilities(1) (Note 21)	$3,368	$2,735	$9,256	$7,624
Accretion of decommissioning liabilities	1,829	1,533	6,244	4,549
Lease liabilities (Note 22)	660	571	1,944	1,612
Silver sales and other	882	397	2,244	876
	$6,739	$5,236	$19,688	$14,661
(1) During the three and nine months ended September 30, 2023, finance costs for debt facilities includes non-cash accretion expense of $2.4 million (2022 - $2.3 million) and $7.1 million (2022 - $6.5 million).

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2023 Third Quarter Report	Page 16

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
11. EARNINGS OR LOSS PER SHARE

Basic earnings or loss per share is the net earnings or loss available to common shareholders divided by the weighted average number of common shares outstanding during the periods. Diluted net earnings or loss per share adjusts basic net earnings or loss per share for the effects of potential dilutive common shares. The calculations of basic and diluted earnings or loss per share for the periods ended September 30, 2023 and 2022 are as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
Net loss for the period	($27,149)	($20,692)	($145,343)	($97,457)

Weighted average number of shares on issue - basic	286,921,720	262,865,860	280,758,404	261,925,327
Effect on dilutive securities:
Stock options	—	—	—	—
Restricted, performance and deferred share units	—	—	—	—
Weighted average number of shares on issue - diluted(1)	286,921,720	262,865,860	280,758,404	261,925,327

Loss per share - basic and diluted	($0.09)	($0.08)	($0.52)	($0.37)
(1)For the three and nine months ended September 30, 2023, diluted weighted average number of shares excluded 7,812,410 and 7,010,717 (2022 - 4,833,635 and 4,295,386) options, 5,000,000 (2022 - 5,000,000) warrants, 1,766,714 restricted and performance share units (2022 - 1,285,161) and 13,888,895 common shares issuable under the 2021 convertible debentures (2022 - 13,888,895) (Note 21(a)) that were anti-dilutive.

12. INVENTORIES

Inventories consist primarily of materials and supplies and products of the Company’s operations, in varying stages of the production process, and are presented at the lower of weighted average cost or net realizable value.

	September 30, 2023	December 31, 2022
Finished goods - doré	$5,110	$5,561
Work-in-process	8,315	9,176
Stockpile	3,585	4,825
Silver coins and bullion	4,284	8,001
Materials and supplies	39,269	37,198
	$60,563	$64,761

The amount of inventories recognized as an expense during the period is equivalent to the total of cost of sales plus depletion, depreciation and amortization for the period. As at September 30, 2023, mineral inventories, which consist of stockpile, work-in-process and finished goods includes a $1.0 million write down (December 2022 - $9.3 million) which was recognized in cost of sales during the quarter (Note 6).

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2023 Third Quarter Report	Page 17

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
13. OTHER FINANCIAL ASSETS

As at September 30, 2023, other financial assets consists of the Company’s investment in marketable securities comprised of the following:

	September 30, 2023	December 31, 2022
FVTPL marketable securities (a)	$5,664	$6,657
FVTOCI marketable securities (b)	49,445	27,871
Total other financial assets	$55,109	$34,528

(a)Fair Value through Profit or Loss ("FVTPL") Marketable Securities
Loss on marketable securities designated as FVTPL for the three and nine months ended September 30, 2023 was $0.7 million (2022 - loss of $0.4 million) and $1.6 million (2022 - loss of $4.3 million) and was recorded through profit or loss.

(b)Fair Value through Other Comprehensive Income ("FVTOCI") Marketable Securities
Changes in fair value of marketable securities designated as FVTOCI for the three and nine months ended September 30, 2023 was a loss of $11.0 million (2022 - loss of $1.0 million) and $25.9 million (2022 - loss of $8.6 million), net of tax, and were recorded through other comprehensive income and will not be transferred into earnings or loss upon disposition or impairment.

14. DIVESTITURES

(a) La Guitarra Silver Mine

On May 24, 2022, the Company announced that it had entered into a share purchase agreement with Sierra Madre Gold and Silver Ltd. ("Sierra Madre"), to sell the Company's subsidiary La Guitarra Compañia Minera S.A. de C.V. ("La Guitarra"), which owns the La Guitarra Silver Mine, to Sierra Madre for total consideration of approximately $35 million, consisting of 69,063,076 Sierra Madre common shares at a deemed price of $0.51 per share. The closing of the transaction was subject to customary closing conditions including approval of the Sierra Madre shareholders (which was obtained in December 2022), regulatory approval and that Sierra Madre raise a minimum of $7.7 million (CAD $10 million) in a private placement concurrent or prior to the sale.

On June 30, 2022, the sale was considered highly probable; therefore, the assets and liabilities of La Guitarra were classified as assets and liabilities held for sale and presented separately under current assets and current liabilities, respectively. Immediately prior to the classification to assets and liabilities held for sale, the carrying amount of La Guitarra was remeasured to its recoverable amount, being its FVLCD, based on the expected proceeds from the sale. At December 31, 2022, the sale continued to be considered highly probable; therefore the assets and liabilities were presented as assets and liabilities held for sale and presented separately under current assets and current liabilities. During 2022, the Company recorded a reversal of impairment loss related to the La Guitarra assets of $12.3 million based on the recoverable amount implied by the share purchase agreement.

Out of the impairment reversal of $12.3 million related to La Guitarra, $8.2 million was allocated to depletable mining interest, $1.0 million was allocated to non-depletable mining interest with the remaining $3.1 million allocated to property, plant and equipment, resulting in an impairment reversal of $8.0 million, net of a $4.4 million adjustment to the deferred tax liability. The recoverable amount of La Guitarra, being its FVLCD, was $34.9 million based on the expected proceeds from the sale.

On March 29, 2023, the Company completed the sale of La Guitarra to Sierra Madre and received total consideration of $33.2 million net of transaction costs, before working capital adjustments. Pursuant to the share purchase agreement, the purchase price is increased to the extent the working capital of La Guitarra is greater than zero, and decreased to the extent the working capital is less than zero. Based on the carrying value of the asset at the time of disposal of $34.3 million, and the working capital adjustment of $0.2 million, the Company has recorded a loss on disposition of $1.4 million. The Company began accounting for the common shares received from Sierra Madre as an equity security at FVTOCI (Note 13).

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2023 Third Quarter Report	Page 18

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
14. DIVESTITURES (continued)

(b) La Parrilla Silver Mine

On December 7, 2022, the Company announced that it had entered into an asset purchase agreement with Golden Tag Resources Ltd. ("Golden Tag") to sell the La Parrilla Silver Mine for total consideration of up to $33.5 million, consisting of 143,673,684 common shares of Golden Tag at a deemed price of $0.16 per share, having an aggregate value as of the date of the sale agreement of $20 million, and up to $13.5 million in contingent consideration, in the form of three milestone payments payable in either cash or Golden Tag shares, out of which $2.7 million is payable no later than 18 months following the closing date. The Company has also agreed to purchase $2.7 million of Golden Tag securities in a future Golden Tag equity financing of up to CAD $7.2 million. Closing the transaction was subject to customary closing conditions, including completion of such financing and receipt of all necessary regulatory approvals (which were obtained in May 2023).

At December 31, 2022, the sale was considered highly probable; therefore, the assets of La Parrilla were classified as assets held for sale and presented separately under current assets. Immediately prior to the classification to assets held for sale, the carrying amount of La Parrilla was remeasured to its recoverable amount, being its FVLCD, based on the $20 million initial payment, and the first milestone payment of $2.7 million.

During 2022, the Company recorded an impairment loss related to the La Parrilla assets of $9.6 million based on the recoverable amount implied by the asset purchase agreement. Out of the impairment of $9.6 million related to La Parrilla, $5.7 million was allocated to depletable mining interest, $2.1 million was allocated to non-depletable mining interest with the remaining $1.7 million allocated to property, plant and equipment, resulting in an impairment of $9.6 million, net of a $nil adjustment to the deferred tax liability. The recoverable amount of La Parrilla, being its FVLCD, was $22.7 million, net of estimated transaction costs, based on the expected proceeds from the sale.

During the six months ended June 30, 2023, the Company recorded an additional write down on asset held-for-sale related to La Parrilla of $7.2 million, based on the change in value of Golden Tag's common shares at the end of the reporting period.

Out of the write down of $7.2 million related to La Parrilla, $3.7 million was allocated to depletable mining interest, $1.4 million was allocated to non-depletable mining interest with the remaining $2.1 million allocated to property, plant and equipment, resulting in a write down of $7.2 million, net of a $nil adjustment to the deferred tax liability. The recoverable amount of La Parrilla, being its FVLCD, was $14.9 million, net of estimated transaction costs, based on the expected proceeds from the sale.

On August 14, 2023, the Company completed the sale of La Parrilla to Golden Tag and received total consideration of $13.3 million net of transaction costs. Based on the price of Golden Tag's common shares at the time of closing the transaction, the Company has recorded a loss on disposition of $1.6 million. In addition, First Majestic participated in Golden Tag's offering of subscription receipts (the "Subscription Receipts") and purchased 18,009,000 Subscription Receipts at a price of CAD$0.20 per Subscription Receipt which, in accordance with their terms, have now converted into 18,009,000 Golden Tag common shares and 9,004,500 common share purchase warrants (the "Warrants"). Each Warrant is exercisable for one additional Golden Tag common share until August 14, 2026, at a price of CDN$0.34. The Company began accounting for the shares and warrants received from Golden Tag as an equity security at FVTOCI (Note 13).

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2023 Third Quarter Report	Page 19

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
14. DIVESTITURES (continued)

(b) La Parrilla Silver Mine (continued)

The components of assets and liabilities held for sale relating to La Guitarra and La Parrilla are as follows:

	As at December 31, 2022
	La Guitarra(1)	La Parrilla(2)
Assets:
Cash and cash equivalents	$5,218	$—
Trade and other receivables	396	—
Inventory	437	876
Prepaid expenses and other	51	—
Current assets	$6,102	$876

Non-Current Assets:
Mineral Interests - depletable	30,193	13,758
Mineral Interests - non-depletable	3,917	5,252
Property, plant and equipment	4,004	7,821
Right of use assets	16	645
Deposits on long-term assets	26	117
Total assets held-for-sale	$44,258	$28,469

Liabilities:
Trade payables and accrued liabilities	$141	$—
Current portion of lease obligations	8	—
Current Liabilities	$149	$—

Non-Current Liabilities:
Deferred tax liabilities	6,894	1,667
Lease obligations	12	438
Decommissioning liabilities	2,951	4,167
Total liabilities relating to assets held-for-sale	$10,006	$6,272

Net assets held for sale	$34,252	$22,197
(1) On March 29, 2023, the Company completed the sale of La Guitarra to Sierra Madre Gold and Silver Ltd. As such, the asset is no longer classified as held-for-sale, with the assets and liabilities derecognized after disposition.
(2) On August 14, 2023, the Company completed the sale of La Parrilla to Golden Tag Resources Ltd. As such, the asset is no longer classified as held-for-sale, with the asset derecognized after disposition.

The La Guitarra and La Parrilla mines are presented in the non-producing properties reportable segment up to the date of disposition (Note 4, 15 and 16 ).

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2023 Third Quarter Report	Page 20

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
14. DIVESTITURES (continued)

(c) Sale of Royalty Portfolio

On December 21, 2022, the Company completed the sale of a portfolio of royalty interests to Metalla Royalty & Streaming Ltd. ("Metalla"), for total consideration of 4,168,056 Metalla shares with a fair value of $21.5 million based on a share price of $5.16 on the date of closing.

Asset	Owner	Location	Royalty	Allocated Value Total
La Encantada	First Majestic Silver Corp.	Coahuila, Mexico	100% Gold Royalty(1)	$1,720,574
La Parrilla	Golden Tag Resources Ltd.	Durango, Mexico	2% Net Smelter Return	$3,871,290
Del Toro	First Majestic Silver Corp.	Zacatecas, Mexico	2% Net Smelter Return	$3,226,075
San Martin	First Majestic Silver Corp.	Jalisco, Mexico	2% Net Smelter Return	$5,376,792
La Guitarra	Sierra Madre Gold and Silver Ltd.	Mexico, Mexico	2% Net Smelter Return	$3,011,004
Plomosas	GR Silver Mining Ltd.	Sinaloa, Mexico	2% Net Smelter Return	$4,301,434
La Luz	First Majestic Silver Corp.	San Luís Potosí, Mexico	2% Net Smelter Return	$—
La Joya	Silver Dollar Resources Ltd.	Durango, Mexico	2% Net Smelter Return	$—
(1) Up to the first 1,000 payable ounces annually

The value of the consideration received was credited to mining interests for each property, resulting in a $3.0 million gain during the period ended December 31, 2022 derived from the disposal of the royalty in the Plomosas property, which had a carrying value of $nil.

With the exception of La Encantada, all mines included within the royalty portfolio are presented in the non-producing properties reportable segment (Note 4 and 15 ).

15. MINING INTERESTS

Mining interests primarily consist of acquisition, development, exploration and exploration potential costs directly related to the Company’s operations and projects. Upon commencement of commercial production, mining interests for producing properties are depleted on a units-of-production basis over the estimated economic life of the mine. In applying the units of production method, depletion is determined using quantity of material extracted from the mine in the period as a portion of total quantity of material, based on reserves and resources, considered to be highly probable to be economically extracted over the life of mine plan.

The Company’s mining interests are comprised of the following:

	September 30, 2023	December 31, 2022
Depletable properties	$794,765	$832,820
Non-depletable properties (exploration and evaluation costs, exploration potential)	207,207	228,304
	$1,001,972	$1,061,124

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2023 Third Quarter Report	Page 21

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
15. MINING INTERESTS (continued)

Depletable properties are allocated as follows:

Depletable properties	San Dimas	Santa Elena	La Encantada	Jerritt Canyon	Non-producing Properties(1)	Total
Cost
At December 31, 2021	$286,196	$125,921	$122,735	$386,069	$494,568	$1,415,490
Additions	30,733	23,957	2,507	58,728	—	115,925
Transfer to assets held-for-sale (Note 14)	—	—	—	—	(279,399)	(279,399)
Change in decommissioning liabilities	(1,800)	1,518	(879)	1,241	(2,332)	(2,252)
Disposal of royalty portfolio (Note 14)	—	—	(1,721)	—	—	(1,721)
Transfer from non-depletable properties	—	—	2,098	30,503	—	32,601
At December 31, 2022	$315,129	$151,396	$124,740	$476,541	$212,838	$1,280,644
Additions	20,044	23,878	2,054	13,307	—	59,283
Transfer from non-depletable properties	26,426	1,896	2,021	—	—	30,343
At September 30, 2023	$361,599	$177,170	$128,815	$489,848	$212,838	$1,370,270
Accumulated depletion, amortization and impairment reversal
At December 31, 2021	($72,671)	($28,650)	($96,908)	($23,258)	($388,354)	($609,841)
Depletion and amortization	(30,800)	(12,652)	(4,336)	(28,125)	—	(75,913)
Reversal of impairment (Note 14)	—	—	—	—	8,203	8,203
Transfer to assets held-for-sale (Note 14)	—	—	—	—	235,448	235,448
Impairment (Note 14)	—	—	—	—	(5,721)	(5,721)
At December 31, 2022	($103,471)	($41,302)	($101,244)	($51,383)	($150,424)	($447,824)
Depletion and amortization	(25,354)	(13,278)	(4,271)	(6,650)	—	(49,552)
Impairment (Note 18)	—	—	—	(78,128)	—	(78,128)
At September 30, 2023	($128,825)	($54,580)	($105,515)	($136,161)	($150,424)	($575,504)

Carrying values
At December 31, 2022	$211,658	$110,094	$23,496	$425,158	$62,414	$832,820
At September 30, 2023	$232,774	$122,590	$23,300	$353,687	$62,414	$794,766
(1) Non-producing properties include the San Martin, Del Toro, La Parrilla and La Guitarra mines. La Guitarra and La Parrilla were classified as assets held-for-sale up to the date of disposition on March 29, 2023 and August 14, 2023, respectively. As of September 30, 2023, the assets and liabilities have been derecognized (the net carrying value of the disposal group at December 31, 2022 was $44.0 million) (Note 14).

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2023 Third Quarter Report	Page 22

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
15. MINING INTERESTS (continued)

Non-depletable properties costs are allocated as follows:

Non-depletable properties	San Dimas(a)	Santa Elena(b)	La Encantada(c)	Jerritt Canyon(d)	Non-producing Properties(1)	Exploration Projects(2)	Springpole Stream(e)	Total
At December 31, 2021	$29,186	$31,067	$4,640	$104,431	$38,752	$22,948	$11,856	$242,881
Exploration and evaluation expenditures	9,645	10,664	2,393	19,752	771	694	—	43,919
Change in decommissioning liabilities	—	—	—	—	—	(153)	—	(153)
Impairment (Note 14)	—	—	—	—	(2,132)	—	—	(2,132)
Reversal of impairment	—	—	—	—	1,044	—	—	1,044
Metalla royalty	—	—	—	—	(15,485)	—	—	(15,485)
Transfer to assets held-for-sale (Note 14)	—	—	—	—	(9,169)	—	—	(9,169)
Transfer to depletable properties	—	—	(2,098)	(30,503)	—	—	—	(32,601)
At December 31, 2022	$38,831	$41,731	$4,935	$93,680	$13,781	$23,489	$11,856	$228,304
Exploration and evaluation expenditures	9,090	9,179	1,332	6,024	613	592	—	26,829
Impairment (Note 18)	—	—	—	(17,388)	—	—		(17,388)
Disposal of La Joya	—	—	—	—	—	(195)	—	(195)
Transfer to depletable properties	(26,426)	(1,896)	(2,021)	—	—	—	—	(30,343)
At September 30, 2023	$21,495	$49,014	$4,246	$82,316	$14,394	$23,886	$11,856	$207,207
(1) Non-producing properties include the San Martin, Del Toro, La Parrilla and La Guitarra mines. La Guitarra and La Parrilla were classified as assets held-for-sale up to the date of disposition on March 29, 2023 and August 14, 2023, respectively. As of September 30, 2023, the assets and liabilities have been derecognized (the net carrying value of the disposal group at December 31, 2022 was $9.2 million) (Note 14).
(2) Exploration projects include the La Luz, La Joya, Los Amoles, Jalisco Group of Properties and Jimenez del Tuel projects.

(a)San Dimas Silver/Gold Mine, Durango State, Mexico

The San Dimas Mine is subject to a gold and silver streaming agreement with WPMI which entitles WPMI to receive 25% of the gold equivalent production (based on a fixed exchange ratio of 70 silver ounces to 1 gold ounce) at San Dimas in exchange for ongoing payments equal to the lesser of $600 (subject to a 1% annual inflation adjustment commencing in May 2019) and the prevailing market price for each gold ounce delivered. Should the average gold to silver ratio over a six-month period exceed 90:1 or fall below 50:1, the fixed exchange ratio would be increased to 90:1 or decreased to 50:1, respectively. The fixed gold to silver exchange ratio as of September 30, 2023, was 70:1.

(b)Santa Elena Silver/Gold Mine, Sonora State, Mexico

The Santa Elena Mine is subject to a gold streaming agreement with Sandstorm, which requires the mine to sell 20% of its life of mine gold production from its leach pad and a designated area of its underground operations of the Santa Elena mine to Sandstorm. The selling price to Sandstorm is currently the lesser of $464 per ounce, subject to a 1% annual inflation increase every April, and the prevailing market price.

The Santa Elena mine has a net smelter royalty ("NSR") agreement with Orogen Royalties Inc. that requires a 2% NSR from the production of the Ermitaño property. In addition, there is an underlying NSR royalty where Osisko Gold Royalties Ltd. retains a 2% NSR from the sale of mineral products extracted from the Ermitaño property. During the three and nine months ended September 30, 2023, the Company has incurred $2.3 million and $5.9 million (2022 - $1.6 million and $4.1 million) in NSR payments from the production of Ermitaño.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2023 Third Quarter Report	Page 23

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
15. MINING INTERESTS (continued)

(c) La Encantada Silver Mine, Coahuila State, Mexico

In 2022, the Company sold a portfolio of its existing royalty interests to Metalla Royalty and Streaming Limited. Under the terms of the agreement, the Company is required to pay a 100% gross value royalty on the first 1,000 ounces of gold produced annually from the La Encantada property. For the three and nine months ended September 30, 2023, the Company has incurred $0.2 and $0.4 million (2022 - $nil) in royalty payments from gold production at La Encantada.

(d) Jerritt Canyon Gold Mine, Nevada, United States

The Jerritt Canyon Mine is subject to a 0.75% NSR royalty on production of gold and silver from the Jerritt Canyon mines and processing plant. The royalty is applied, at a fixed rate of 0.75%, against proceeds from gold and silver products after deducting treatment, refining, transportation, insurance, taxes and levies charges.

The Jerritt Canyon Mine is also subject to a 2.5% to 5% NSR royalty relating to the production of gold and silver within specific boundary lines at certain mining areas. The royalty is applied, at a fixed rate of 2.5% to 5.0%, against proceeds from gold and silver products.

As at September 30, 2023, total NSR royalty accrual outstanding was $0.6 million (December 31, 2022 - $0.8 million).

(e) Springpole Silver Stream, Ontario, Canada
In July 2020, the Company completed an agreement with First Mining Gold Corp. (“First Mining”) to purchase 50% of the life of mine payable silver produced from the Springpole Gold Project ("Springpole Silver Stream"), a development stage mining project located in Ontario, Canada. First Majestic agreed to pay First Mining consideration of $22.5 million in cash and shares, in three milestone payments, for the right to purchase silver at a price of 33% of the silver spot price per ounce, to a maximum of $7.50 per ounce (subject to annual inflation escalation of 2%, commencing at the start of the third anniversary of production). Commencing with its production of silver, First Mining must deliver 50% of the payable silver which it receives from the offtaker within five business days of the end of each quarter.

The transaction consideration paid and payable by First Majestic is summarized as follows:

•The first payment of $10.0 million, consisting of $2.5 million in cash and $7.5 million in First Majestic common shares (805,698 common shares), was paid to First Mining on July 2, 2020;
•The second payment of $7.5 million, consisting of $3.75 million in cash and $3.75 million in First Majestic common shares (287,300 common shares), was paid on January 21, 2021 upon the completion and public announcement by First Mining of the results of a Pre-Feasibility Study for Springpole; and
•The third payment, consisting of $2.5 million in cash and $2.5 million in First Majestic common shares (based on a 20 day volume weighted average price), will be paid upon receipt by First Mining of a Federal or Provincial Environmental Assessment approval for Springpole, which has not yet been received.

In connection with the streaming agreement, First Mining also granted First Majestic 30.0 million common share purchase warrants of First Mining (the "First Mining Warrants"), each of which will entitle the Company to purchase one common share of First Mining at CAD$0.40 over a period of five years. As a result of the distribution by First Mining of shares and warrants of Treasury Metals Inc. that was completed by First Mining on July 15, 2021, pursuant to the adjustment provisions of the First Mining Warrants, the exercise price of these warrants was reduced from $0.40 to $0.37, and the number of these warrants was increased from 30.0 million to 32.1 million. The fair value of the warrants was measured at $5.7 million using the Black-Scholes option pricing model. First Mining shall have the right to repurchase 50% of the silver stream for $22.5 million at any time prior to the commencement of production at Springpole, and if such a repurchase takes place, the Company will be left with a reduced silver stream of 25% of life of mine payable silver production from Springpole. First Mining is a related party with two independent board members who are also directors and/or officers of First Majestic.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2023 Third Quarter Report	Page 24

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
16. PROPERTY, PLANT AND EQUIPMENT

The majority of the Company's property, plant and equipment is used in the Company's operating mine segments. Property, plant and equipment is depreciated using either the straight-line or units-of-production method over the shorter of the estimated useful life of the asset or the expected life of mine. Where an item of property, plant and equipment comprises of major components with different useful lives, the components are accounted for as separate items of property, plant and equipment. Assets under construction are recorded at cost and re-allocated to land and buildings, machinery and equipment or other when they become available for use.

Property, plant and equipment are comprised of the following:

	Land and Buildings(1)	Machinery and Equipment	Assets under Construction(2)	Other	Total
Cost
At December 31, 2021	$244,957	$624,462	$90,451	$33,583	$993,453
Additions	—	5,038	64,088	507	69,633
Reclassification to assets held-for-sale (Note 14)	(30,903)	(82,275)	(176)	(2,111)	(115,465)
Transfers and disposals	23,192	47,783	(80,436)	4,772	(4,689)
At December 31, 2022	$237,246	$595,008	$73,927	$36,751	$942,932
Additions	14	1,191	21,532	569	23,306
Reclassification to asset held-for-sale (Note 14)	(14)	26	—	—	12
Transfers and disposals	4,439	29,497	(38,228)	967	(3,325)
At September 30, 2023	$241,685	$625,722	$57,231	$38,287	$962,925

Accumulated depreciation, amortization and impairment reversal
At December 31, 2021	($147,079)	($374,879)	$—	($22,258)	($544,216)
Depreciation and amortization	(12,016)	(40,419)	—	(3,793)	(56,228)
Impairment (Note 14)	(1,742)	—	—	—	(1,742)
Impairment reversal (Note 14)	3,076	—	—	—	3,076
Reclassification to assets held-for-sale (Note 14)	20,774	80,964	—	1,902	103,640
Transfers and disposals	—	3,606	—	267	3,873
At December 31, 2022	($136,987)	($330,728)	$—	($23,882)	($491,597)
Depreciation and amortization	(9,909)	(25,170)	—	(2,590)	(37,669)
Impairment (Note 18)	(7,585)	(21,979)	—	(120)	(29,684)
Reclassification to asset held-for-sale (Note 14)	—	(117)	—	—	(117)
Transfers and disposals	249	2,384	—	—	2,633
At September 30, 2023	($154,232)	($375,610)	$—	($26,592)	($556,434)

Carrying values
At December 31, 2022	$100,259	$264,280	$73,927	$12,869	$451,335
At September 30, 2023	$87,453	$250,112	$57,231	$11,695	$406,491

(1) Included in land and buildings is $11.2 million (2022 - $11.2 million) of land which is not subject to depreciation.
(2) Assets under construction includes certain innovation projects, such as high-intensity grinding ("HIG") mills and related modernization, plant improvements, other mine infrastructures and equipment overhauls.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2023 Third Quarter Report	Page 25

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
16. PROPERTY, PLANT AND EQUIPMENT (continued)

Property, plant and equipment, including land and buildings, machinery and equipment, assets under construction and other assets above are allocated by mine as follow:

	San Dimas	Santa Elena	La Encantada	Jerritt Canyon	Non-producing Properties(1)	Other	Total
Cost
At December 31, 2021	$158,528	$122,597	$150,718	$193,085	$285,806	$82,719	$993,453
Additions (2)	6,985	13,093	5,325	16,297	98	27,835	69,633
Reclassification to assets held-for-sale	—	—	—	—	(115,465)	—	(115,465)
Transfers and disposals	(717)	31,852	1,880	367	(5,421)	(32,650)	(4,689)
At December 31, 2022	$164,796	$167,542	$157,923	$209,749	$165,018	$77,904	$942,932
Additions(2)	6,710	6,188	2,103	6,299	14	1,992	23,306
Reclassification to asset held-for-sale (Note 14)	—	—	—	—	12	—	12
Transfers and disposals	965	(1,435)	3,773	(19)	(1,025)	(5,584)	(3,325)
At September 30, 2023	$172,471	$172,295	$163,799	$216,029	$164,019	$74,312	$962,925

Accumulated depreciation, amortization and impairment
At December 31, 2021	($53,055)	($57,754)	($130,038)	($20,228)	($258,626)	($24,515)	($544,216)
Depreciation and amortization	(17,554)	(10,058)	(2,809)	(22,747)	(222)	(2,838)	(56,228)
Impairment	—	—	—	—	(1,742)	—	(1,742)
Impairment reversal	—	—	—	—	3,076	—	3,076
Reclassification to assets held-for-sale	—	—	—	—	103,640	—	103,640
Transfers and disposals	190	249	(654)	4	7,051	(2,967)	3,873
At December 31, 2022	($70,419)	($67,563)	($133,501)	($42,971)	($146,823)	($30,320)	($491,597)
Depreciation and amortization	(11,900)	(11,539)	(3,423)	(8,729)	(127)	(1,951)	(37,669)
Impairment (Note 18)	—	—	—	(29,684)	—	—	(29,684)
Reclassification to asset held-for-sale (Note 14)	—	—	—	—	(117)	—	(117)
Transfers and disposals	(139)	1,731	(417)	—	956	502	2,633
At September 30, 2023	($82,458)	($77,371)	($137,341)	($81,384)	($146,111)	($31,769)	($556,434)

Carrying values
At December 31, 2022	$94,377	$99,979	$24,422	$166,778	$18,195	$47,584	$451,335
At September 30, 2023	$90,013	$94,924	$26,458	$134,645	$17,908	$42,543	$406,491

(1) Non-producing properties include the San Martin, Del Toro, La Parrilla and La Guitarra mines. La Guitarra and La Parrilla were classified as assets held-for-sale up to the date of disposition on March 29, 2023 and August 14, 2023, respectively. As of September 30, 2023, the assets and liabilities have been derecognized (the net carrying value of the disposal group at December 31, 2022 was $11.8 million).
(2) Additions classified in "Other" primarily consist of innovation projects and construction-in-progress.

17. RIGHT-OF-USE ASSETS

The Company entered into operating leases to use certain land, buildings, mining equipment and corporate equipment for its operations. The Company is required to recognize right-of-use assets representing its right to use these underlying leased assets over the lease term.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2023 Third Quarter Report	Page 26

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
17. RIGHT-OF-USE ASSETS (continued)

Right-of-use assets are initially measured at cost, equivalent to its obligation for payments over the term of the leases, and subsequently measured at cost less accumulated depreciation and impairment losses. Depreciation is recorded on a straight-line basis over the shorter period of lease term and useful life of the underlying asset.

Right-of-use assets are comprised of the following:

	Land and Buildings	Machinery and Equipment	Other	Total
At December 31, 2021	$8,302	$20,921	$2	$29,225
Additions	1,786	1,514	14	3,314
Remeasurements	578	2,239	(2)	2,815
Depreciation and amortization	(1,608)	(6,431)	(5)	(8,044)
Transfer to asset held-for-sale	(634)	(27)	—	(661)
At December 31, 2022	$8,424	$18,216	$9	$26,649
Additions	1,719	575	—	2,294
Remeasurements	96	6,018	—	6,114
Depreciation and amortization	(1,318)	(5,951)	(9)	(7,278)
Transfer to asset held-for-sale (Note 14)	47	10	—	57
Disposals	15	(3)	—	12
At September 30, 2023	$8,983	$18,865	$—	$27,848

18. IMPAIRMENT OF NON-CURRENT ASSET

On March 20, 2023, the Company announced the temporary suspension of operations at the Jerritt Canyon Gold mine. Having considered the facts and circumstances including the temporary suspension of operations, heightened costs, and operating mine performance, the Company determined that impairment indicators existed for the Jerritt Canyon Gold mine. IFRS accounting standards require an entity to assess its assets for indicators of impairment at the cash-generating unit level based on their individual recoverable amounts. After the Company identified an indicator of impairment for Jerritt Canyon, the Company assessed the recoverable value of the Jerritt Canyon Gold Mine based on its FVLCD.

Key Assumptions

The FVLCD for Jerritt Canyon was determined using a multiple-based valuation method to estimate the value per in-situ ounce based on comparable market transactions. Valuation multiples applied to mineral resources and property, plant and equipment in the CGU, subject to impairment testing were determined as follows:

•External valuation specialists were used to obtain a population of gold exploration, development and operating companies. The value of trading multiples for operating companies based on recent transactions was determined to be between $149 per ounce and $248 per ounce.
•Management considered the $165 per ounce multiple to be the most reasonable estimate of the fair value of Jerritt Canyon, as companies in this range included companies in operations that had invested significantly in exploration, capital structure, an operating plant and had significant exploration potential.

The market approach used to determine FVLCD is significantly affected by changes in key assumptions of determining which population of comparable companies are most relevant and the price for these precedent transactions. In determining the comparability of public companies and precedent transactions, factors such as primary ore, location, stage of operations, reserves and resources, exploration potential, infrastructure, and accessibility for the underlying commodity were taken into consideration. The Company performed a sensitivity analysis on the key assumption being the population of comparable transactions and determined that a change in this assumption could lead to a different fair value of this asset. Management’s estimate of FVLCD is classified as a level 3 in the fair value hierarchy as the inputs are not based on observable market data.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2023 Third Quarter Report	Page 27

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
18. IMPAIRMENT OF NON-CURRENT ASSET (continued)

In prior periods, management utilized the discounted cash flow method as the valuation technique to determine the recoverable amount. Recoverable values were determined with internal discounted cash flow economic models projected using management’s best estimate of recoverable mineral reserves and resources, future operating costs, capital expenditures and long-term foreign exchange rates and corroborated by in situ value of its Reserves and Resources. As Jerritt Canyon does not currently have a mine plan to estimate future cash flows, the market approach was used during the current period to determine the FVLCD.

Based on the Company's assessment, the Company concluded that the carrying value of the Jerritt Canyon mine had an estimated recoverable value, based on its FVLCD, below its carrying value at March 31, 2023. As a result, the following impairment charge was recognized during the first quarter of 2023:

Nine Months Ended September 30, 2023
Impairment of non-current asset	$125,200
Deferred income tax recovery	(31,237)
Impairment of non-current asset, net of tax	$93,963

With the exception of La Parrilla (Note 14), the Company determined there were no significant events or changes in circumstances to indicate that the carrying amount of its other non-current assets may not be recoverable, nor indicators that the recoverable amount of its previously impaired assets will exceed its carrying value. As such, no other impairment or impairment reversal were recognized during the three and nine months ended September 30, 2023 (2022 - $7.6 million reversal of impairment).

The impairment charge recognized for the nine months ended September 30, 2023 with respect to the Jerritt Canyon operating segment, which was recorded during the first quarter of 2023, was allocated as follows:

Nine Months Ended September 30, 2023
Mining interest - producing properties	$78,128
Mining interests - exploration properties (non-depletable)	17,388
Property, plant and equipment	29,684
Impairment of non-current asset	$125,200

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2023 Third Quarter Report	Page 28

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
19. RESTRICTED CASH

Restricted cash is comprised of the following:

	September 30, 2023	December 31, 2022
Nevada Division of Environmental Protection(1)	$18,169	$17,702
Chartis Commutation Account(2)	—	28,365
SAT Primero tax dispute(3)	100,821	79,126
Non-Current Restricted Cash	$118,990	$125,193

1.On November 2, 2021, the Company executed an agreement with the Nevada Division of Environmental Protection ("NDEP") relating to funds required to establish a trust agreement to cover post-closure water treatment cost at Jerritt Canyon. During the year ended December 31, 2022, the Company funded $17.7 million into a trust; these amounts are included within non-current restricted cash.
2.The Company owns an environmental risk transfer program (the "ERTP") for Jerritt Canyon from American Insurance Group ("AIG"). As part of the ERTP, $28.7 million was on deposit in an interest-bearing account with AIG (the "Commutation Account"). The Commutation Account principal plus interest earned on the principal is used to fund ongoing reclamation and mine closure obligations. The Company elected to extinguish all rights under the policy releasing AIG from reclamation cost and financial assurance liabilities by replacing the policy with surety bonds on June 28, 2023. During the third quarter of 2023, the NDEP and the USDA Forest Services ("USFS") accepted replacement of the surety bonds and the Company has received total funds of $28.7 million.
3.In connection with the dispute between Primero Empresa Minera, S.A. de C.V. ("PEM") and the Servicio de Admistracion Tributaria ("SAT") in relation to the advanced pricing agreement (Note 26), the tax authority has frozen a PEM bank account with funds of $100.8 million (1,776 million MXN) as a guarantee against certain disputed tax assessments. This balance consists of Value Added Tax ("VAT") refunds that the Company has received which were previously withheld by the tax authority. The Company does not agree with SAT's position and has challenged it through the relevant legal channels.

20. TRADE AND OTHER PAYABLES

The Company’s trade and other payables are primarily comprised of amounts outstanding for purchases relating to mining operations, exploration and evaluation activities and corporate expenses. The normal credit period for these purchases is usually between 30 to 90 days.

Trade and other payables are comprised of the following items:

	September 30, 2023	December 31, 2022
Trade payables	$22,119	$40,782
Trade related accruals	18,884	30,312
Payroll and related benefits	29,457	31,797
Restructuring obligations	1,840	—
NSR royalty liabilities (Notes 15(b)(c))	2,519	1,518
Environmental duty and net mineral sales proceeds tax	2,215	3,570
Other accrued liabilities	2,377	7,141
	$79,411	$115,120

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2023 Third Quarter Report	Page 29

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
21. DEBT FACILITIES

The movement in debt facilities during the nine months ended September 30, 2023 and year ended December 31, 2022, respectively, are comprised of the following:

	Convertible Debentures (a)	Revolving Credit Facility (b)	Total
Balance at December 31, 2021	$181,178	$56	$181,234
Finance costs
Interest expense	896	1,241	2,137
Accretion	8,673	—	8,673
Proceeds from drawdown of revolving credit facility	—	50,000	50,000
Repayments of principal	—	(30,000)	(30,000)
Payments of finance costs	(505)	(1,177)	(1,682)
Balance at December 31, 2022	$190,242	$20,120	$210,362
Finance costs
Interest expense	627	1,802	2,429
Accretion	6,827	—	6,827
Payments of finance costs	(862)	(1,551)	(2,413)
Balance at September 30, 2023	$196,834	$20,371	$217,205

Statements of Financial Position Presentation
Current portion of debt facilities	$431	$120	$551
Non-current portion of debt facilities	189,811	20,000	209,811
Balance at December 31, 2022	$190,242	$20,120	$210,362
Current portion of debt facilities	$196	$371	$567
Non-current portion of debt facilities	196,638	20,000	216,638
Balance at September 30, 2023	$196,834	$20,371	$217,205

(a)Convertible Debentures
Senior Convertible Debentures

On December 2, 2021, the Company issued $230 million of unsecured senior convertible debentures (the “Notes”). The Company received net proceeds of $222.8 million after transaction costs of $7.2 million. The Notes mature on January 15, 2027 and bear an interest rate of 0.375% per annum, payable semi-annually in arrears in January and July of each year.

The Notes are convertible into common shares of the Company at any time prior to maturity at a conversion rate of 60.3865 common shares per $1,000 principal amount of Notes converted, representing an initial conversion price of $16.56 per common share, subject to certain anti-dilution adjustments. In addition, if certain fundamental changes occur, holders of the Notes may be entitled to an increased conversion rate.

The Company may not redeem the Notes before January 20, 2025 except in the event of certain changes in Canadian tax law. At any time on or after January 20, 2025 and until maturity, the Company may redeem all or part of the Notes for cash if the last reported share price of the Company’s common shares for 20 or more trading days in a period of 30 consecutive trading days exceeds 130% of the conversion price in effect on each such trading day. The redemption price is equal to the sum of: (i) 100% of the principal amount of the Notes to be redeemed and (ii) accrued and unpaid interest, if any, to the redemption date.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2023 Third Quarter Report	Page 30

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
21. DEBT FACILITIES (continued)

(a)Convertible Debentures (continued)

The Company is required to offer to purchase for cash all of the outstanding Notes upon a fundamental change, at a cash purchase price equal to 100% of the principal amount of the Notes to be purchased, plus accrued and unpaid interest, if any, to the fundamental change purchase date.

The component parts of the convertible debentures, a compound instrument, are classified separately as financial liabilities and equity in accordance with the substance of the contractual arrangement and the definitions of a financial liability and an equity instrument. A conversion option that will be settled by the exchange of a fixed amount of cash or another financial asset for a fixed number of the Company's own equity instrument is an equity instrument.

At initial recognition, net proceeds of $222.8 million from the Notes were allocated into its debt and equity components. The fair value of the debt portion was estimated at $180.4 million using a discounted cash flow model method with an expected life of five years and a discount rate of 4.75%. This amount is recorded as a financial liability on an amortized cost basis using the effective interest method at an effective interest rate of 5.09% until extinguished upon conversion or at its maturity date.

The conversion option is classified as equity and was estimated based on the residual value of $42.3 million. This amount is not subsequently remeasured and will remain in equity until the conversion option is exercised, in which case, the balance recognized in equity will be transferred to share capital. Where the conversion option remains unexercised at the maturity date of the convertible note, the balance will remain in equity reserves. Deferred tax liability of $11.4 million related to taxable temporary difference arising from the equity portion of the convertible debenture was recognized in equity reserves.

Transaction costs of $7.2 million that relate to the issuance of the convertible debentures were allocated to the liability and equity components in proportion to the allocation of the gross proceeds. Transaction costs relating to the equity component are recognized directly in equity. Transaction costs relating to the liability component are included in the carrying amount of the liability component and are amortized over the life of the convertible debentures using the effective interest method.

(b)     Revolving Credit Facility

On June 29, 2023, the Company amended its senior secured revolving credit facility (the "Revolving Credit Facility") with the Bank of Montreal, BMO Harris Bank N.A., Bank of Nova Scotia, Toronto Dominion Bank, and National Bank of Canada ("syndicate") by extending the maturity date from March 31, 2025 to June 29, 2026 and increasing the credit limit from $100.0 million to $175.0 million. Interest on the drawn balance will accrue at the Secured Overnight Financing Rate ("SOFR") plus an applicable range of 2.25% to 3.5% per annum while the undrawn portion is subject to a standby fee with an applicable range of 0.563% to 0.875% per annum, dependent on certain financial parameters of First Majestic. As at September 30, 2023, the applicable rates were 2.50% and 0.625% per annum, respectively.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2023 Third Quarter Report	Page 31

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
21. DEBT FACILITIES (continued)

(b) Revolving Credit Facility (continued)

These debt facilities are guaranteed by certain subsidiaries of the Company and are also secured by a first priority charge against the assets of the Company, and a first priority pledge of shares of the Company’s subsidiaries.

The Revolving Credit Facility includes financial covenants, to be tested quarterly on a consolidated basis, requiring First Majestic to maintain the following: (a) a leverage ratio based on net indebtedness to rolling four quarters adjusted EBITDA of not more than 3.00 to 1.00; and (b) an interest coverage ratio, based on rolling four quarters adjusted EBITDA divided by interest payments, of not less than 4.00 to 1.00. The debt facilities also provide for negative covenants customary for these types of facilities and allows the Company to enter into finance leases, excluding any leases that would have been classified as operating leases in effect immediately prior to the implementation of IFRS 16 - Leases, of up to $50.0 million. As at September 30, 2023 and December 31, 2022, the Company was in compliance with these covenants.

During the second quarter, as part of ongoing reclamation and mine closure obligations, the Company issued $25.4 million (2022 - $5.0 million) in letters of credit for a total outstanding commitment of $30.4 million. As at September 30, 2023 the undrawn portion of the Revolving Credit Facility totals $124.6 million (December 2022- $75.0 million).

22. LEASE LIABILITIES

The Company has finance leases, operating leases and equipment financing liabilities for various mine and plant equipment, office space and land. Finance leases and equipment financing obligations require underlying assets to be pledged as security against the obligations and all of the risks and rewards incidental to ownership of the underlying asset being transferred to the Company. For operating leases, the Company controls but does not have ownership of the underlying right-of-use assets.

Lease liabilities are initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company's incremental borrowing rate. Lease liabilities are subsequently measured at amortized cost using the effective interest rate method.

Certain lease agreements may contain lease and non-lease components, which are generally accounted for separately. For certain equipment leases, such as vehicles, the Company has elected to account for the lease and non-lease components as a single lease component.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2023 Third Quarter Report	Page 32

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
22. LEASE LIABILITIES (continued)

The movement in lease liabilities during the periods ended September 30, 2023 and December 31, 2022 are comprised of the following:

	Finance Leases	Operating Leases(a)	Equipment Financing(b)	Total
Balance at December 31, 2021	$5,253	$34,544	$64	$39,861
Additions	3,109	3,314	—	6,423
Remeasurements	—	2,815	—	2,815
Finance costs	237	1,894	—	2,131
Repayments of principal	(2,446)	(10,959)	(64)	(13,469)
Payments of finance costs	(210)	—	—	(210)
Transfer to asset held-for-sale (Note 14)	—	(458)	—	(458)
Foreign exchange	—	490	—	490
Balance at December 31, 2022	$5,943	$31,640	$—	$37,583
Additions	2,231	2,294	—	4,525
Remeasurements	—	6,114	—	6,114
Disposals	—	(33)	—	(33)
Finance costs	303	1,641	—	1,944
Repayment of principal	(2,611)	(8,450)	—	(11,061)
Repayments of finance costs	(303)	(1,604)	—	(1,907)
Transfer to asset held-for-sale (Note 14)	—	(82)	—	(82)
Foreign Exchange	(26)	983	—	957
Balance at September 30, 2023	$5,537	$32,503	$—	$38,040
Statements of Financial Position Presentation
Current portion of lease liabilities	$2,801	$11,026	$—	$13,827
Non-current portion of lease liabilities	3,142	20,614	—	23,756
Balance at December 31, 2022	$5,943	$31,640	$—	$37,583
Current portion of lease liabilities	$3,323	$13,433	$—	$16,756
Non-current portion of lease liabilities	2,214	19,070	—	21,284
Balance at September 30, 2023	$5,537	$32,503	$—	$38,040

(a) Operating leases
Operating leases primarily relate to equipment and building rental contracts, land easement contracts and service contracts that contain embedded leases for property, plant and equipment. These operating leases have remaining lease terms of one to ten years, some of which include options to terminate the leases within a year, with incremental borrowing rates ranging from 2.5% to 11.2% per annum.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2023 Third Quarter Report	Page 33

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
22. LEASE LIABILITIES (continued)

(b) Equipment financing
During 2017, the Company entered into a $7.9 million credit facility with repayment terms ranging from 12 to 16 equal quarterly installments in principal plus related interest. Proceeds from the equipment financing were primarily used for the purchase and rehabilitation of property, plant and equipment. The equipment financing is secured by certain equipment of the Company and is subject to various covenants, including the requirement for First Majestic to maintain a leverage ratio based on total debt to rolling four quarters adjusted EBITDA. As of September 30, 2023, the credit facility has expired. As of December 31, 2022, the Company was in compliance with these covenants.
As at September 30, 2023, the net book value of property, plant and equipment includes $nil (December 31, 2022 - $nil) equipment pledged as security for the equipment financing.

23. SHARE CAPITAL

(a)Authorized and issued capital

The Company has unlimited authorized common shares with no par value.

The movement in the Company’s issued and outstanding capital during the periods is summarized in the consolidated statements of changes in equity.

	Nine Months Ended September 30, 2023		Nine Months Ended September 30, 2022
	Number of Shares	Net Proceeds	Number of Shares	Net Proceeds
ATM program(1)(2)(3)	13,919,634	$92,092	2,318,497	$30,265

(1) The Company files prospectus supplements to its short form base shelf prospectus, pursuant to which the Company may, at its discretion and from time-to-time, sell common shares of the Company. The sale of common shares is to be made through “at-the-market distributions” ("ATM"), as defined in the Canadian Securities Administrators’ National Instrument 44-102 Shelf Distributions, directly on the New York Stock Exchange. For the nine months ended September 30, 2022, the Company sold 2,318,497 common shares of the Company under the 2021 ATM program at an average price of $13.53 per common share for gross proceeds of $31.4 million, or net proceeds of $30.3 million.

(2) During the nine months ended September 30, 2023, the Company sold 1,719,634.00 (2022 - nil) common shares of the Company under the 2022 ATM program at an average price of $8.75 per common share (2022 - $nil) for gross proceeds of $15.0 million (2022 - $nil), or net proceeds of $14.4 million (2022 - $nil). At September 30, 2023, the Company incurred $0.6 million (2022 - $nil) in transaction costs in relation to the 2022 ATM.

(3) During the nine months ended September 30, 2023, the Company sold 12,200,000 (2022 - nil) common shares of the Company under the 2023 ATM program at an average price of $6.50 per common share (2022 - $nil) for gross proceeds of $79.3 million (2022 - $nil), or net proceeds of $77.7 million (2022 - $nil). At September 30, 2023, the Company incurred $1.6 million (2022 - $nil) in transaction costs in relation to the ATM.

On August 3, 2023, the Company filed a final short form base shelf prospectus in each province of Canada (other than Quebec), and a registration statement on Form F-10 in the United States, which will allow the Company to undertake offerings (including by way of ATM) under one or more prospectus supplements of various securities listed in the shelf prospectus, up to an aggregate total of $500.0 million, over a 25-month period commencing as of the filing date of the shelf prospectus.
(b)Stock options
On May 26, 2022, a new Long-Term Incentive Plan was adopted ("LTIP"). Under the terms of the Company’s LTIP, the maximum number of shares reserved for issuance under the LTIP is 6% of the issued shares on a rolling basis. Options may be exercisable over periods of up to ten years as determined by the Board of Directors of the Company and the exercise price shall not be less than the closing price of the shares on the day preceding the award date, subject to regulatory approval. All stock options granted are subject to vesting with 25% vesting on first anniversary from the date of grant, and 25% vesting each six months thereafter. Any options granted prior to May 26, 2022 will be governed by the 2017 Option Plan and the 2019 Long-Term Incentive Plans, respectively ("2017 Plan" and "2019 LTIP").

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2023 Third Quarter Report	Page 34

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
23. SHARE CAPITAL (continued)

(b)Stock options (continued)
The following table summarizes information about stock options outstanding as at September 30, 2023:

	Options Outstanding			Options Exercisable
Exercise prices (CAD$)	Number of Options	Weighted Average Exercise Price (CAD $/Share)	Weighted Average Remaining Life (Years)	Number of Options	Weighted Average Exercise Price (CAD $/Share)	Weighted Average Remaining Life (Years)
5.01 - 10.00	2,662,693	8.44	7.06	1,476,795	8.66	5.10
10.01 - 15.00	3,551,511	12.81	8.22	1,566,393	13.58	7.34
15.01 - 20.00	1,053,982	16.42	7.08	830,082	16.34	6.91
20.01 - 250.00	487,250	21.62	7.68	352,730	21.62	7.67
	7,755,436	12.36	7.63	4,226,000	13.07	6.50

The movements in stock options issued for the quarter ended September 30, 2023 and year ended December 31, 2022 are summarized as follows:

	Nine Months Ended		Year Ended
	September 30, 2023		December 31, 2022
	Number of Options	Weighted Average Exercise Price (CAD $/Share)	Number of Options	Weighted Average Exercise Price (CAD $/Share)
Balance, beginning of the period	7,275,744	13.19	5,638,383	13.29
Granted	1,791,297	9.25	3,107,500	12.96
Exercised	(242,500)	8.52	(609,623)	9.76
Cancelled or expired	(1,069,105)	13.72	(860,516)	15.44
Balance, end of the period	7,755,436	12.35	7,275,744	13.19

During the nine months ended September 30, 2023, the aggregate fair value of stock options granted was $5.8 million (December 31, 2022 - $14.7 million), or a weighted average fair value of $3.24 per stock option granted (December 31, 2022 - $4.73).

During the nine months ended September 30, 2023, total share-based payments expense related to stock options was $5.7 million (December 31, 2022 - $9.0 million).

The following weighted average assumptions were used in estimating the fair value of stock options granted using the Black-Scholes Option Pricing Model:

		Nine Months Ended	Year Ended
Assumption	Based on	September 30, 2023	December 31, 2022
Risk-free interest rate (%)	Yield curves on Canadian government zero- coupon bonds with a remaining term equal to the stock options’ expected life	3.81	2.16
Expected life (years)	Weighted average life of previously transacted awards	3.91	5.91
Expected volatility (%)	Historical volatility of the Company's stock	59.39	49.00
Expected dividend yield (%)	Annualized dividend rate as of the date of grant	0.35%	1.64%

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2023 Third Quarter Report	Page 35

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
23. SHARE CAPITAL (continued)

(b) Stock options (continued)
The weighted average closing share price at date of exercise for the nine months ended September 30, 2023 was CAD$10.26 (December 31, 2022 - CAD$14.70).

(c) Restricted Share Units
On May 26, 2022, a new LTIP was adopted. The Company adopted the LTIP to allow the Company to grant to its directors, employees and consultants non-transferable Restricted Share Units ("RSU's") based on the value of the Company's share price at the date of grant. Unless otherwise stated, the awards typically have a graded vesting schedule over a three-year period and can be settled either in cash or equity upon vesting at the discretion of the Company. The Company intends to settle all RSU's in equity. Any RSU's granted prior to May 26, 2022 will be governed by the 2019 LTIP.

The associated compensation cost is recorded as share-based payments expense against equity reserves.

The following table summarizes the changes in RSU's for the nine months ended September 30, 2023 and the year ended December 31, 2022:

	Nine Months Ended September 30, 2023		Year Ended December 31, 2022
	Number of shares	Weighted Average Fair Value (CAD$)	Number of shares	Weighted Average Fair Value (CAD$)
Outstanding, beginning of the period	652,339	14.35	400,549	16.77
Granted	768,066	10.9	498,740	13.18
Settled	(154,911)	14.64	(159,016)	16.57
Forfeited	(208,829)	12.08	(87,934)	14.74
Outstanding, end of the period	1,056,665	12.25	652,339	14.35

During the nine months ended September 30, 2023, total share-based payments expense related to RSU's was $3.6 million (December 31, 2022 - $2.9 million).

(d) Performance Share Units
On May 26, 2022, a new LTIP was adopted. The Company adopted the LTIP to allow the Company to grant to its directors, employees and consultants non-transferable Performance Share Units ("PSU's"). The amount of units to be issued on the vesting date will vary from 0% to 200% of the number of PSU’s granted, depending on the Company’s total shareholder return compared to the return of a selected group of peer companies. Unless otherwise stated, the awards typically vest three years from the grant date. The fair value of a PSU is based on the value of the Company's share price at the date of grant and will be adjusted based on actual units issued on the vesting date. The Company intends to settle all PSU's in equity. Any PSU's granted prior to May 26, 2022 will be governed by the 2019 LTIP.

The following table summarizes the changes in PSU's granted to employees and consultants for the nine months ended September 30, 2023 and the year ended December 31, 2022:

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2023 Third Quarter Report	Page 36

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
23. SHARE CAPITAL (continued)
(d) Performance Share Units (continued)

	Nine Months Ended September 30, 2023		Year Ended December 31, 2022
	Number of shares	Weighted Average Fair Value (CAD$)	Number of shares	Weighted Average Fair Value (CAD$)
Outstanding, beginning of the period	474,654	14.82	275,516	16.58
Granted	384,653	11.12	268,955	13.21
Settled	(38,087)	15.47	—	—
Forfeited	(161,772)	13.77	(69,817)	15.55
Outstanding, end of the period	659,448	12.88	474,654	14.82

During the nine months ended September 30, 2023, total share-based payments expense related to PSU's was $1.2 million (year ended December 31, 2022 - $1.5 million).

(e)     Deferred Share Units
The Company adopted the 2019 LTIP to allow the Company to grant to its directors, employees and consultants non-transferrable Deferred Share Units ("DSU's"), in addition to options, RSU's and PSU's. Unless otherwise stated, the DSU awards typically vest immediately at the grant date. The fair value of a DSU is based on the value of the Company's share price at the date of grant. The Company intends to settle all DSU's under the 2019 LTIP in equity.

On March 23, 2022, a new DSU plan was adopted ("2022 DSU Plan"). All DSU's issued under the 2022 DSU Plan will be settled in cash. There were 53,189 DSU's granted under the 2022 plan during the nine months ended September 30, 2023 resulting in a total expense of $0.2 million. As at September 30, 2023, there were a total of 62,332 DSU's outstanding, with a total liability of $0.3 million.

The following table summarizes the changes in DSU's granted to directors for the nine months ended September 30, 2023 and the year ended December 31, 2022 under the 2019 DSU plan:

	Nine Months Ended September 30, 2023		Year Ended December 31, 2022
	Number of shares	Weighted Average Fair Value (CAD$)	Number of shares	Weighted Average Fair Value (CAD$)
Outstanding, beginning of the period	50,601	15.83	25,185	18.31
Granted	—	—	37,312	14.07
Settled	—	—	(11,896)	15.55
Outstanding, end of the period	50,601	15.83	50,601	15.83

During the nine months ended September 30, 2023, total share-based payments expense related to DSU's was $0.2 million (year ended December 31, 2022 - $0.3 million).

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2023 Third Quarter Report	Page 37

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
23. SHARE CAPITAL (continued)
(f)     Share Repurchase Program and Share Cancellation
The Company has an ongoing share repurchase program to repurchase up to 5,000,000 of the Company's issued and outstanding shares up to March 31, 2024. The normal course issuer bid will be carried out through the facilities of the Toronto Stock Exchange and alternative Canadian marketplaces. All common shares, if any, purchased pursuant to the share repurchase program will be cancelled. The Company believes that from time to time, the market price of its common shares may not fully reflect the underlying value of the Company's business and its future business prospects. The Company believes that at such times, the purchase of common shares would be in the best interest of the Company. During the nine months ended September 30, 2023, the Company repurchased an aggregate of nil common shares (December 2022 - 100,000) at an average price of $nil per share as part of the share repurchase program (December 2022 - $8.52) for total proceeds of $nil (December 2022 - $0.7 million), net of transaction costs.

(g)     Dividends

The Company declared the following dividends during the nine months ended September 30, 2023:

Declaration Date	Record Date	Dividend per Common Share
February 23, 2023	March 10, 2023	$0.0054
May 4, 2023	May 18, 2023	$0.0057
August 3, 2023	August 16, 2023	$0.0051
November 1, 2023(1)	November 15, 2023	$0.0046

(1) These    dividends    were declared subsequent to the period end and have not been recognized as distributions to owners during the period presented.

24. FINANCIAL INSTRUMENTS AND RELATED RISK MANAGEMENT

The Company’s financial instruments and related risk management objectives, policies, exposures and sensitivity related to financial risks are summarized below.

(a)     Fair value and categories of financial instruments

Financial instruments included in the consolidated statements of financial position are measured either at fair value or amortized cost. Estimated fair values for financial instruments are designed to approximate amounts for which the instruments could be exchanged in an arm’s-length transaction between knowledgeable and willing parties.

The Company uses various valuation techniques in determining the fair value of financial assets and liabilities based on the extent to which the fair value is observable. The following fair value hierarchy is used to categorize and disclose the Company’s financial assets and liabilities held at fair value for which a valuation technique is used.

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.
Level 2: All inputs which have a significant effect on the fair value are observable, either directly or indirectly, for substantially the full contractual term.
Level 3: Inputs which have a significant effect on the fair value are not based on observable market data.

During the nine months ended September 30, 2023, marketable securities valued at $19.4 million have been transferred from Level 3 to Level 1 (there were no transfers between levels 1, 2, and 3 for the year ended December 31, 2022) due to the resumption of trading of Sierra Madre shares on the TSX Venture on June 5, 2023. Level 1 assets include those assets in which unadjusted quoted prices in active markets are accessible to the Company at the measurement date.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2023 Third Quarter Report	Page 38

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
24. FINANCIAL INSTRUMENTS AND RELATED RISK MANAGEMENT (continued)

(a)     Fair value and categories of financial instruments (continued)

The table below summarizes the valuation methods used to determine the fair value of each financial instrument:

Financial Instruments Measured at Fair Value	Valuation Method
Marketable securities - common shares	Marketable securities and silver future derivatives are valued based on quoted market prices for identical assets in an active market (Level 1) as at the date of statements of financial position. Marketable securities - stock warrants are valued using the Black-Scholes model based on the observable market inputs (Level 2).
Marketable securities - stock warrants
Silver futures derivatives

Financial Instruments Measured at Amortized Cost	Valuation Method
Cash and cash equivalents	Approximated carrying value due to their short-term nature
Restricted cash
Trade and other receivables
Trade and other payables
Debt facilities	Approximated carrying value as discount rate on these
instruments approximate the Company's credit risk.

The following table presents the Company’s fair value hierarchy for financial assets and financial liabilities that are measured at fair value:

	September 30, 2023			December 31, 2022
		Fair value measurement			Fair value measurement
	Carrying value	Level 1	Level 2	Carrying value	Level 1	Level 2
Financial assets
Marketable securities (Note 13)	$55,109	$54,503	$606	$34,528	$33,426	$1,102

The Company’s objectives when managing capital are to maintain financial flexibility to continue as a going concern while optimizing growth and maximizing returns of investments from shareholders.

In 2022, an impairment reversal and impairment were recorded for the La Guitarra and La Parrilla mines, respectively, bringing the carrying value of the asset to its recoverable amount, being its FVLCD. The valuation technique used in the calculation of this fair value is categorized as Level 2 as it is based on the implied selling price within the purchase agreement (Note 14). During the three months ended March 31, 2023, an impairment was recorded for the Jerritt Canyon mine bringing the carrying value of the asset to its recoverable amount, being its FVLCD (Note 18). Management’s estimate of FVLCD is classified as a level 3 in the fair value hierarchy as the inputs are not based on observable market data. During the period ended June 30, 2023, an additional write down was recorded for the La Parrilla mine, bringing the carrying value of the asset to its recoverable amount, being its FVLCD. The valuation technique used in the calculation of the fair value of consideration receivable, was categorized as Level 2 as it is based on the selling price in the market (Note 14).

(b) Capital risk management

The Company monitors its capital structure and based on changes in operations and economic conditions, may adjust the structure by repurchasing shares, issuing new shares, issuing new debt or retiring existing debt. The Company prepares annual budget and quarterly forecasts to facilitate the management of its capital requirements. The annual budget is approved by the Company’s Board of Directors.

The capital of the Company consists of equity (comprising of issued capital, equity reserves and retained earnings or accumulated deficit), debt facilities, lease liabilities, net of cash and cash equivalents as follows:

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2023 Third Quarter Report	Page 39

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
24. FINANCIAL INSTRUMENTS AND RELATED RISK MANAGEMENT (continued)

(b) Capital risk management (continued)

	September 30, 2023	December 31, 2022
Equity	$1,339,581	$1,411,298
Debt facilities	217,205	210,362
Lease liabilities	38,040	37,583
Less: cash and cash equivalents	(138,335)	(151,438)
	$1,456,491	$1,507,805

The Company’s investment policy is to invest its cash in highly liquid short-term investments with maturities of 90 days or less, selected with regards to the expected timing of expenditures from operations. The Company expects that its available capital resources will be sufficient to carry out its development plans and operations for at least the next 12 months.

The Company is not subject to any externally imposed capital requirements with the exception of complying with covenants under the debt facilities (Note 21(b)) and lease liabilities (Note 22(b)). As at September 30, 2023 and December 31, 2022, the Company was in compliance with these covenants.

(c) Financial risk management
The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, commodity price risk, and interest rate risk. Where material, these risks are reviewed and monitored by the Board of Directors.

Credit Risk
Credit risk is the risk of financial loss if a customer or counterparty fails to meet its contractual obligations. The Company’s credit risk relates primarily to chartered banks, trade receivables in the ordinary course of business, value added taxes receivable and other receivables.

As at September 30, 2023, net VAT receivable was $39.0 million (December 31, 2022 - $44.9 million), of which $25.0 million (December 31, 2022 - $21.6 million) relates to Minera La Encantada S.A. de C.V. ("MLE") and $22.3 million (December 31, 2022 - $17.7 million) relates to PEM, offset by VAT payable balances.

The Company sells and receives payment upon delivery of its silver doré and by-products primarily through three international customers. All of the Company's customers have good ratings and payments of receivables are scheduled, routine and fully received within 60 days of submission; therefore, the balance of trade receivables owed to the Company in the ordinary course of business is not significant.

The carrying amount of financial assets recorded in the condensed consolidated financial statements represents the Company’s maximum exposure to credit risk. With the exception to the above, the Company believes it is not exposed to significant credit risk.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2023 Third Quarter Report	Page 40

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
24. FINANCIAL INSTRUMENTS AND RELATED RISK MANAGEMENT (continued)

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company manages liquidity risk by monitoring actual and projected cash flows and matching the maturity profile of financial assets and liabilities. Cash flow forecasting is performed regularly to ensure that there is sufficient capital in order to meet short-term business requirements, after taking into account cash flows from operations and our holdings of cash and cash equivalents.

The following table summarizes the maturities of the Company’s financial liabilities as at September 30, 2023 based on the undiscounted contractual cash flows:

	Carrying Amount	Contractual Cash Flows	Less than 1 year	2 to 3 years	4 to 5 years	After 5 years
Trade and other payables	$79,411	$79,411	$79,411	$—	$—	$—
Debt facilities	217,205	258,409	2,901	25,292	230,216	—
Lease liabilities	38,040	42,050	16,956	20,230	4,061	803
Other liabilities	6,182	5,898	—	—	5,898	—
Commitments	4,269	4,269	4,269	—	—	—
	$345,107	$390,037	$103,537	$45,522	$240,175	$803

At September 30, 2023, the Company had working capital of $197.8 million (December 31, 2022 – $202.9 million). Total available liquidity at September 30, 2023 was $322.4 million (December 31, 2022 - $277.9 million), including $124.6 million of undrawn revolving credit facility (December 31, 2022 - $75.0 million).

The Company believes it has sufficient cash on hand, combined with cash flows from operations, to meet operating requirements as they arise for at least the next 12 months. If the Company needs additional liquidity to meet obligations, the Company may consider drawing on its debt facility, securing additional debt financing and/or equity financing.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2023 Third Quarter Report	Page 41

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
24. FINANCIAL INSTRUMENTS AND RELATED RISK MANAGEMENT (continued)

Currency Risk

The Company is exposed to foreign exchange risk primarily relating to financial instruments that are denominated in Canadian dollars or Mexican pesos, which would impact the Company’s net earnings or loss. To manage foreign exchange risk, the Company may occasionally enter into short-term foreign currency derivatives, such as forwards and options, to hedge its cash flows.

The sensitivity of the Company’s net earnings or loss and comprehensive income or loss due to changes in the exchange rates of the Canadian dollar and the Mexican peso against the U.S. dollar is included in the table below:

	September 30, 2023
	Cash and cash equivalents	Restricted cash	Value added taxes receivable	Other financial assets	Trade and other payables	Foreign exchange derivative	Net assets (liabilities) exposure	Effect of +/- 10% change in currency
Canadian dollar	$15,433	$—	$—	$1,587	($4,850)	$—	$12,170	$1,217
Mexican peso	22,191	100,821	39,032	—	(51,201)	430	111,273	11,127
	$37,624	$100,821	$39,032	$1,587	($56,051)	$430	$123,443	$12,344

From time to time, the Company utilizes certain derivatives to manage its foreign exchange exposures to the Mexican Peso. During the three and nine months ended September 30, 2023, the Company had an unrealized gain of $0.4 million (2022 - no gain or loss) on fair value adjustments to its foreign currency derivatives. As at September 30, 2023, the Company holds $0.4 million in foreign currency derivatives (December 31, 2022- $nil).

Commodity Price Risk

The Company is exposed to commodity price risk on silver and gold, which have a direct and immediate impact on the value of its related financial instruments, non-financial items and net earnings. The Company’s revenues are directly dependent on commodity prices that have shown volatility and are beyond the Company’s control. The Company does not use long-term derivative instruments to hedge its commodity price risk to silver or gold.

The following table summarizes the Company’s exposure to commodity price risk and their impact on net earnings:

		September 30, 2023
	Effect of +/- 10% change in metal prices
	Silver	Gold	Total
Metals in doré inventory	$999	$644	$1,643
	$999	$644	$1,643

Interest Rate Risk
The Company is exposed to interest rate risk on its short-term investments, debt facilities and lease liabilities. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk. The Company’s interest-bearing financial assets comprise of cash and cash equivalents which bear interest at a mixture of variable and fixed rates for pre-set periods of time.

As at September 30, 2023, the Company’s exposure to interest rate risk on interest bearing liabilities is limited to its debt facilities and lease liabilities. Based on the Company’s interest rate exposure at September 30, 2023, a change of 25 basis points increase or decrease of market interest rate does not have a significant impact on net earnings or loss.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2023 Third Quarter Report	Page 42

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
25. SUPPLEMENTAL CASH FLOW INFORMATION

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
Other adjustments to investing activities:
Purchase of marketable securities	$—	($309)	($1,065)	($1,728)
Proceeds from disposal of marketable securities	25	—	1,276	2,739
Cash received on settlement of silver futures	—	653	—	3,175
	$25	$344	$211	$4,186
Net change in non-cash working capital items:
(Increase) decrease in trade and other receivables	($3,873)	$807	($534)	$1,941
Decrease (increase) in value added taxes receivable	3,198	(1,318)	5,940	5,898
(Increase) decrease in inventories	(2,464)	1,814	2,514	(2,139)
(Increase) decrease in prepaid expenses and other	(646)	1,216	(4,049)	(5,122)
(Decrease) increase in income taxes payable	(860)	(308)	629	134
(Decrease) increase in trade and other payables	(14,448)	365	(15,719)	(28,367)
Decrease in restricted cash (Note 19)	27,060	40,428	6,203	26,394
	$7,967	$43,004	($5,016)	($1,261)
Non-cash investing and financing activities:
Shares received from disposition of mining interest	$13,822	$—	$47,569	$—
Disposition of La Guitarra and La Parrilla	(16,043)	—	(50,593)	—
Transfer of share-based payments reserve upon settlement of RSU's	137	30	2,124	1,370
Transfer of share-based payments reserve upon exercise of options	152	626	760	2,156
Assets acquired by finance lease	—	(539)	(2,231)	(2,349)
	($1,932)	$117	($2,371)	$1,177

As at September 30, 2023, cash and cash equivalents include $1.5 million (December 31, 2022 - $1.4 million) that are held in-trust as bonds for tax audits in Mexico.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2023 Third Quarter Report	Page 43

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
26. CONTINGENCIES AND OTHER MATTERS
Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is probable and the amount can be reasonably estimated.

(a) Claims and Legal Proceedings Risks
The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties and it is possible that some of these other matters may be resolved in a manner that is unfavourable to the Company which may result in a material adverse impact on the Company's financial performance, cash flow or results of operations. First Majestic carries liability insurance coverage and establishes provisions for matters that are probable and can be reasonably estimated, however there can be no guarantee that the amount of such coverage is sufficient to protect against all potential liabilities. In addition, the Company may in the future be subjected to regulatory investigations or other proceedings and may be involved in disputes with other parties in the future which may result in a significant impact on our financial condition, cash flow and results of operations.

(b) Primero Tax Rulings
When Primero, the previous owner of San Dimas acquired the San Dimas Mine in August 2010, it assumed the obligations under a Silver Purchase Agreement (“Old Stream Agreement”) that required its subsidiary PEM to sell exclusively to Wheaton Precious Metals ("WPMI") up to 6 million ounces silver produced from the San Dimas Mine, and 50% of silver produced thereafter, at the lower of: (i) the spot market price and (ii) $4.014 per ounce plus an annual increase of 1% (“PEM Realized Price”). In May 2018, the Old Stream Agreement was terminated between WPMI and STB in connection with the Company entering into a new stream agreement with WPMI concurrent with the acquisition of Primero by the Company.

In order to reflect the commercial terms and the effects of the Old Stream Agreement, for Mexican income tax purposes, PEM recognized the revenue on these silver sales based on the PEM Realized Price instead of at spot market prices.

To obtain tax and legal assurance that the Mexican tax authority, Servicio de Administración Tributaria ("SAT") would accept the PEM Realized Price as the transfer price to calculate Mexican income taxes payable by PEM, a mutually binding Advance Pricing Agreement (“APA”) was entered into with the SAT for taxation years 2010 to 2014. On October 4, 2012, the SAT confirmed that based on the terms of the APA, the PEM Realized Price could be used as PEM’s basis for calculating taxes owed for the silver sold under the Old Stream Agreement.

In February 2015, the SAT commenced a legal process seeking to retroactively nullify the APA.

In 2019, the SAT issued reassessments for the 2010 to 2012 tax years in the total amount of $339.3 million (5,978 million MXN) inclusive of interest, inflation, and penalties. In 2021, the SAT also issued a reassessment against PEM for the 2013 tax year in the total amount of $179.3 million (3,158 million MXN) (collectively, the "Reassessments"). In 2023, the SAT issued reassessments for the 2014 and 2015 tax years in the total amount of $363.8 million (6,409 million MXN) inclusive of interest, inflation, and penalties. The Company believes that the Reassessments fail to recognize the applicability of a valid transfer pricing methodology. The major items in the Reassessments include determination of revenue based on silver spot market prices, denial of the deductibility of interest expense and service fees, SAT technical error related to double counting of taxes, and interest and penalties.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2023 Third Quarter Report	Page 44

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
26. CONTINGENCIES AND OTHER MATTERS (continued)

(b) Primero Tax Rulings (continued)
The Company continues to defend the APA in domestic legal proceedings in Mexico, and the Company has also requested resolution of the transfer pricing dispute pursuant to the Mutual Agreement Procedure (“MAP”), under the relevant avoidance of double taxation treaties, between the competent tax authorities of Mexico, Canada, Luxembourg and Barbados. The SAT has refused to take the necessary steps under the MAP process contained in the three tax treaties. The Company believes that by its refusal, Mexico is in breach of its international obligations regarding double taxation treaties. Furthermore, the Company continues to believe that the APA remains valid and legally binding on the SAT.

The Company continues to pursue all available domestic and international remedies under the laws of Mexico and under the relevant tax treaties. Furthermore, as discussed further below, it has also made claims against Mexico under Chapter 11 of the North American Free Trade Agreement (“NAFTA”) for violation of its international law obligations.

Domestic Remedies

In September 2020, the Company was served with a decision of the Federal Court seeking to nullify the APA granted to PEM. The Federal Court’s decision directs SAT to re-examine the evidence and basis for the issuance of the APA with retroactive effect, for the following key reasons:
(i) SAT’s errors in analyzing PEM’s request for the APA and the evidence provided in support of the request; and
(ii) SAT’s failure to request from PEM certain additional information before issuing the APA.

The Company filed an appeal of the decision to the Mexican Circuit Courts on November 30, 2020. As two writs of certiorari were filed by the Company before the Mexican Supreme Court of Justice, on April 15, 2021, the Plenary of the Supreme Court i) admitted one of those writs, ii) requested the Circuit Court to send the appeal file to them, and iii) assigned such writ to the Second Chamber of the Supreme Court for issuing the corresponding decision. Both writs of certiorari were withdrawn in December 2022. The challenge filed by the Company has been returned to the Mexican Circuit Courts and a decision may be issued by the end of 2023.

International Remedies

i. NAFTA APA Claim
On March 2, 2021, the Company submitted a Request for Arbitration to the International Centre for Settlement of Investment Disputes ("ICSID"), on its own behalf and on behalf of PEM, based on Chapter 11 of NAFTA. On March 31, 2021, the Notice of Registration of the Request for Arbitration was issued by the ICSID Secretariat. Once the NAFTA Arbitration Panel (the “Tribunal”) was fully constituted on August 20, 2021 by the appointment of all three panel members, the NAFTA Arbitration Proceedings (the “NAFTA Proceedings”) were deemed to have been fully commenced. The first session of the Tribunal was held by videoconference on September 24, 2021 to decide upon the procedural rules which will govern the NAFTA Proceedings. The Tribunal issued Procedural Order No. 1 on October 21, 2021. Thereafter, on April 26, 2022, the Company submitted its Claimant’s Memorial including expert reports and witness statements to the Tribunal, and on November 25, 2022, Mexico submitted its Counter-Memorial. On January 4, 2023, the Company submitted a Request for Provisional Measures (the “PM Request”) to the Tribunal. Following a reply that was filed by Mexico on February 16, 2023, a hearing regarding the request took place on March 13, 2023. On May 26, 2023, the Tribunal made its decision on the PM Request, partially granting the provisional measures set out in the request (the "PM Decision"). On June 15, 2023, the Company requested Mexico to comply with the Tribunal’s decision, and in response, on June 19, 2023, Mexico filed a Revocation Request against the PM Decision.

On July 21, 2023, the Company filed its response to Mexico’s Revocation Request. On September 1, 2023, after receiving the Company's submissions opposing the Revocation Request, the Tribunal issued its decision dismissing the Revocation Request, and confirming that the PM Decision stands and that the Government of Mexico is obligated to comply with the PM Decision.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2023 Third Quarter Report	Page 45

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
26. CONTINGENCIES AND OTHER MATTERS (continued)
(b) Primero Tax Rulings (continued)
On July 28, 2023, the Government of Mexico filed a Preliminary Objection to Jurisdiction and Request for Bifurcation in which it has requested that the Tribunal should stay the merits phase of the international arbitration commenced in 2021, and instead proceed to examine on a preliminary basis, under what is commonly called a bifurcated procedure, whether the Company’s commencement of the new NAFTA Chapter 11 proceeding limited to the recovery of PEM’s VAT refunds impinges on the Tribunal’s jurisdiction. The Company filed its initial response on September 1, 2023, objecting to the Request for Bifurcation, and will be making an additional submission by November 6, 2023. The Company expects a decision on the Request for Bifurcation to be rendered by the Tribunal before the end of this year.

Subsequent to the end of the quarter, on October 10, 2023, the Government of Mexico filed its reply to the Company's response on Mexico's bifurcation request. The Company will file its rejoinder on the jurisdictional objection that has been made by Mexico on November 6, 2023, and the Company anticipates the Tribunal will render its decision on the bifurcation request by the end of 2023.

If the SAT’s attempts to retroactively nullify the APA are successful, the SAT can be expected to enforce any Reassessments for 2010 through 2014 against PEM in respect of its sales of silver pursuant to the Old Stream Agreement. Such an outcome would likely have a material adverse effect on the Company’s results of operations, financial condition and cash flows. Should the Company ultimately be required to pay tax on its silver revenues based on spot market prices without any mitigating adjustments, the incremental income tax for the years 2010-2019 would be approximately $296.1 million (5,217 million MXN), before taking into consideration interest or penalties.

Based on the Company’s consultation with third party advisors, the Company believes PEM filed its tax returns in compliance with applicable Mexican law and that the APA is valid, therefore, at this time, no liability has been recognized in the financial statements with respect to this matter.

To the extent it is ultimately determined that the pricing for silver sales under the Old Stream Agreement is significantly different from the PEM Realized Price, and while PEM would have rights of appeal in connection with any reassessments, it is likely to have a materially adverse effect on the Company’s business, financial position and results of operations.

ii. NAFTA VAT Claim
On March 31, 2023, the Company filed a new Notice of Intent on its own behalf and on behalf of PEM under Chapter 11 of NAFTA to invite the Government of Mexico to engage in discussions to resolve the dispute regarding the ongoing denial of access to PEM’s VAT refunds ("NAFTA VAT Claim") within the stipulated 90-day consultation period. On June 29, 2023, the Company submitted its Request for Arbitration for the NAFTA VAT Claim to ICSID in order to preserve its legacy claim within NAFTA's applicable limitation period. The Request for Arbitration was registered by ICSID on July 21, 2023, and the Tribunal was to be constituted by October 19, 2023. The Company named its nominee to the Tribunal by this date, but Mexico has yet to appoint its nominee. In the event Mexico fails to put forward its nominee, procedures exist under the rules for a Tribunal consisting of a Chair and two members to be constituted, at the request of the Company.
While the Company remains confident in its position with regards to its two NAFTA filings, it continues to engage the Government of Mexico in consultation discussions so as to amicably resolve these disputes.
(c) La Encantada Tax Re-assessments

In December 2019, as part of the ongoing annual audits of the tax returns of Minera La Encantada S.A. de C.V. and Corporacion First Majestic S.A. de C.V., the SAT issued tax assessments for fiscal 2012 and 2013 for corporate income tax in the amount of $40.01 million (705 million MXN) and $29.0 million (512 million MXN) including interest, inflation and penalties, respectively. In December 2022, the SAT issued tax assessments to Minera La Encantada, S.A. de C.V. for fiscal years 2014 and 2015 for corporate income tax in the amount of $18.40 million (317 million MXN) and $226.7 million (3,995 million MXN). The major items relate to forward silver purchase agreement and denial of the deductibility of mine development costs and service fees. The Company continues to defend the validity of the forward silver purchase agreement and will vigorously dispute the assessments that have been issued. The Company, based on advice from legal and financial advisors, believes MLE’s tax filings were appropriate and its tax filing position is correct, therefore no liability has been recognized in the financial statements.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2023 Third Quarter Report	Page 46

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
26. CONTINGENCIES AND OTHER MATTERS (continued)
(d) San Martin Tax Re-assessments

In 2023, as part of the ongoing annual audits of the tax returns of Minera El Pilon S.A. de C.V. ("MEP"), the SAT issued tax assessments for fiscal 2014 and 2015 for corporate income tax in the total amount of $23.8 million (420 million MXN) including interest, inflation and penalties. The major items relate to forward silver purchase agreement and denial of the deductibility of mine development costs. The Company continues to defend the validity of the forward silver purchase agreement and will vigorously dispute the assessments that have been issued. The Company, based on advice from legal and financial advisors, believes MEP’s tax filings were appropriate and its tax filing position is correct, therefore no liability has been recognized in the financial statements.

(e) La Parrilla Tax Re-assessments

In 2023, as part of the ongoing annual audits of the tax returns of First Majestic Plata S.A. de C.V. ("FMP"), the SAT issued tax assessment for fiscal 2014 for corporate income tax in the total amount of $25.2 million (443 million MXN) including interest, inflation and penalties. The major items relate to forward silver purchase agreement and denial of the deductibility of mine development costs. The Company continues to defend the validity of the forward silver purchase agreement and will vigorously dispute the assessments that have been issued. The Company, based on advice from legal and financial advisors, believes FMP’s tax filings were appropriate and its tax filing position is correct, therefore no liability has been recognized in the financial statements.

(f) First Silver Litigation

In April 2013, the Company received a positive judgment on the First Silver litigation from the Supreme Court of British Columbia (the “Court”), which awarded the sum of $93.8 million in favour of First Majestic against Hector Davila Santos (the “Defendant”) in connection with a dispute between the Company and the Defendant and his private company involving a mine in México (the “Bolaños Mine”) as set out further below. The Company received a sum of $14.1 million in June 2013 as partial payment of the judgment, leaving an unpaid amount of approximately $64.3 million (CAD$81.5 million). As part of the ruling, the Court granted orders restricting any transfer or encumbrance of the Bolaños Mine by the Defendant and limiting mining at the Bolaños Mine. The orders also require the Defendant to preserve net cash flow from the Bolaños Mine in a holding account and periodically provide to the Company certain information regarding the Bolaños Mine. After many years of domestic Mexican litigation, the enforceability of the British Columbia judgment was finally recognized by the Mexican Supreme Court in a written judgment on November 11, 2022. The Company has commenced collection actions in Mexico against the Defendant’s assets and continues to seek recovery of the balance against one of the Defendant’s assets located in the United States. Nonetheless, there can be no guarantee that the remainder of the judgment amount will be collected. Therefore, as at September 30, 2023, the Company has not accrued any of the remaining $64.3 million (CAD$81.5 million) unrecovered judgment in favour of the Company.

27. SUBSEQUENT EVENTS

Declaration of Quarterly Dividend
On November 1, 2023, the Company's Board of Directors approved the declaration of its quarterly common share dividend of $0.0046 per share, payable on or after November 30, 2023, to common shareholders of record at the close of business on November 15, 2023. This dividend was declared subsequent to the quarter-end and has not been recognized as a distribution to owners during the period ended September 30, 2023.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2023 Third Quarter Report	Page 47